Form 20-F
period 2025-03-31
Rectitude Holdings Ltd.
filed 2025-07-31
CIK 1995116

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,500,000 Ordinary Shares issued and outstanding as of March 31, 2025.

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

Rectitude Holdings Ltd is a holding company that is incorporated in the Cayman Islands. As a holding company with no operations, we conduct all of our operations through our wholly-owned subsidiaries in Singapore. Our reporting currency is the U.S. Dollar. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in foreign currency translation reserve. Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Singapore dollars into U.S. dollars are based on the exchange rates set forth in the H10 statistical release of the Federal Reserve Board. Unless otherwise stated, all translations of Singapore dollars into U.S. dollars for the financial year ended March 31, 2025 were made at S$1.3445 to US$1.00 and, the exchange rate set forth in the H10 statistical release of the Federal Reserve Board on March 31, 2025.

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

Risks related to Our Business and Industry

●	We are affected by regional and worldwide political, regulatory, social and economic conditions in the jurisdictions in which we and our customers and suppliers operate and in the jurisdictions which we intend to expand our business in (on page 4).

●	We are dependent on the need to continually maintain a wide range of safety equipment which are relevant to our customers’ needs (on page 4).

●	We are susceptible to fluctuations in the prices and quantity of available safety equipment and industrial grade hardware (on page 5).

●	Our continued success is dependent on our key management personnel and our experienced and skilled personnel, and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements (on page 5).

●	Our reputation and profitability may be adversely affected if there are major failures or malfunction in our safety equipment sold by or sold to our customers (on page 5).

●	A significant failure or deterioration in our quality control systems could have a material adverse effect on our business and operating results (on page 5).

●	We are exposed to disputes and claims arising from site accidents due to the usage of our safety equipment (on page 6).

●	We may be affected if we are found to be in breach of any lease agreements entered into by us (on page 6).

●	Increased competition in the safety equipment sales and rental business in Singapore and the region may affect our ability to maintain our market share and growth (on page 6).

●	We are exposed to the credit risks of our customers (on page 6).

●	Our business is subject to supply chain interruptions (on page 7).

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates (on page 7).

●	We and/or our customers may not be able to obtain the necessary approvals or certifications for the use of our safety equipment in various jurisdictions (on page 7).

●	We are subject to environmental, health and safety regulations and penalties, and may be adversely affected by new and changing laws and regulations (on page 8).

●	Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions (on page 8).

●	We may be harmed by negative publicity (on page 8).

●	If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer (on page 9).

●	We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events (on page 9).

●	We may not be able to successfully implement our business strategies and future plans (on page 9).

●	We are subject to risks related to product recalls, and our operation results and financial condition would suffer if we fail to adequately manage such risks (on page 9).

Risks related to our Securities

●	An active trading market for our Ordinary Shares may not continue and the trading price for our Ordinary Shares may fluctuate significantly (on page 10).

●	We may not maintain the listing of our Ordinary Shares on Nasdaq which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions (on page 10).

●	The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors (on page 10).

●	Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares (on page 11).

●	If securities or industry analysts do not publish research or reports about our business causing us to lose visibility in the financial markets or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline (on page 11).

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment (on page 12).

●	Short selling may drive down the market price of our Ordinary Shares (on page 12).

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences (on page 12).

●	Our Controlling Shareholders have substantial influence over the Company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions (on page 13).

●	As a “controlled company” under the rules of Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders (on page 13).

●	As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards (on page 13).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (on page 14).

●	Certain judgments obtained against us or our auditor by our shareholders may not be enforceable (on page 14).

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements (on page 15).

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies (on page 15).

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us (on page 15).

●	Our compensation of directors and officers may not be publicly available (on page 16).

●	We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on Nasdaq (on page 16).

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

As of March 31, 2024 and March 31, 2025, we had inventories of S$6.2 million and S$7.6 million respectively. Our revenue relies on customer demand for our safety equipment. Depending on the progress of technological development of safety equipment, our existing safety equipment may become prematurely obsolete or phased out. Any change in customer demand for our products may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off. In that case, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We extend credit terms to some of our customers. Our average accounts receivable turnover days were approximately 108 days, 109 days and 96 days for the financial year ended March 31, 2023, 2024 and 2025 respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations, or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial year ended March 31, 2023, 2024 and 2025, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

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

Our results of operations and capital resources have not been materially impacted by supply chain interruptions during the financial years ended March 31, 2023, and 2024, 2025 and there have not been any material impact for the financial years ended March 31, 2023 and 2024, 2025 because we have locked in the prices of most of our sales orders during these time periods. However, any increased costs from delays, cancellations, and insurance, or disruption to, or inefficiency in, the supply chain network of our third-party service providers, whether due to geopolitical conflicts, or other factors, could affect our revenue and profitability.

For the financial years ended March 31, 2023 and 2024, 2025, our business segments, products, lines of service, projects, or operations were not materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine and the effectiveness of the Uyghur Forced Labor Protection Act (“UFLPA”). Moving forward, we also do not expect to experience such supply chain disruptions in the future because we source our goods from a number of suppliers. To the best of our knowledge, we have not received any information from our suppliers pertaining to any present or potential supply chain disruptions as well. Pertaining to the UFLPA, we understand from our suppliers based in the People’s Republic of China (PRC) that the safety products we have procured are not derived from raw materials obtained from forced labor in China’s Xinjiang Uyghur Autonomous Region. We intend to inform our suppliers of this material preference when placing orders and are considering plans to impose this as a non-negotiable term of our orders in the coming months. Should the opportunity arise, we plan to source more of our products from manufacturers and suppliers outside of the PRC to further diversify our supply chains.

Our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into our products or operations. This reduces our dependency on external technology and lessens the potential impact of cybersecurity breaches or disruptions originating from these third-party entities. Additionally, our emphasis on physical retail shops and warehouses provides an inherent buffer against cyberattacks. Currently, we only receive a small number of inquiries via our website at www.rectitude.com.sg. Sales to end users through e-commerce platforms such as Shopee and Lazada are also minimal, total amounting only to S$17,085, S$26,003 and S$10,703 (US$7,960), for the financial years ended March 31, 2023, 2024 and 2025 with sales via our physical stores and through third party vendors accounting for the rest of our sales. While data breaches and operational disruptions can still occur, the physical presence of our business allows for alternative methods of product distribution and customer service, reducing the overall impact of cybersecurity related incidents on our operations. Despite our perception of the lower risk of cybersecurity related incidents materially affecting our operations, we plan to prioritize the implementation of cybersecurity measures to maintain a secure and reliable business environment. For example, we plan to (i) conduct more rigorous assessments of potential suppliers’ cybersecurity practices, including penetration testing and vulnerability assessments; (ii) incorporate cybersecurity clauses into our business contracts; (iii) include specific security requirements and data protection protocols in our vendor contracts to ensure consistent cybersecurity standards across our supply chain; (iv) educate our employees on cybersecurity threats by providing training for employees to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (v) implement cybersecurity awareness tools and simulations to test employees’ knowledge and response to potential threats. By implementing these measures, we hope that our ability to respond to and recover from any eventual cybersecurity incidents will be enhanced.

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

As we offer safety equipment and firefighting equipment to our customers within Singapore, we will need to maintain such approvals and certifications in order to carry out such services. In addition, we are guided by a set of safety regulations imposed on us as described in the “4.B. Business Overview - Regulation” section on page 30 below. We are subject to monetary fines and/or other penalties if there is an infringement of any of the applicable safety regulations. Our business operations are regulated by various governmental bodies and authorities in Singapore as disclosed in “Item 4.B. Business Overview - Regulation” section of this annual report on page 30. Any such new regulations or any imposition of new licensing requirements that may be applicable to our business operations and/or the products that we supply may have an adverse impact on our operations and financial performance.

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

We have implemented measures in our sourcing and certification processes, that are designed to prevent and detect defects and contaminants in our products. See “Item 4.B. Business Overview - Sales Process Flow” and “4.B. Business Overview -Certifications” sections for more information. Such measures, however, may not prevent, reveal or detect defects in our products, and such defects may not become apparent until after our products have been sold into the market or in the event of an actual workplace accident. Consequently, there is a risk that product defects may occur and such defects will require a product recall. Any product recalls and related remedial actions can be costly to our operations and could have a material adverse effect on our business, results of operations and financial condition. Furthermore, product recalls could result in negative publicity and public concerns regarding the safety of our products, which could harm the reputation of our products and our business and could cause the market value of our shares to decline.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10.E. Taxation- Passive Foreign Investment Company Considerations.”

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

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board or Controlling Shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain Cayman Islands Company Considerations - Differences in Corporate Law.”

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

Recent Developments

On February 19, 2025, the Company announced via press release that it had successful delivered its first batch of All-in-One Intelligence Micro-grid System (“AIMS”) to customers in Singapore in February 2025. The initial sale included two AIMS AST 05 and twelve 6800/2350B mobile power stations, generating S$450,000 in revenue. We believe the line of AIMS products presents an innovative and environmentally attractive solution for remote work sites around Southeast Asia where access to reliable power is critically important, but often unavailable. Alternatives including diesel powered generator units operate with increased emissions and rick associated with fuel transport to remote work sites. Our AIMS products provide clean, renewable energy with a storage system that allows for reliable power supply. The initial deliveries in Fiscal 2025 highlight the market potential and long-term growth opportunities for the Company.

On March 13, 2025, the Company announced via press release that it had partnered with Bosch Limited (BOSCHLTD.NS) and AkzoNobel NV (OTCMKTS: AKZOY). Through its partnership with BOSCH, the Company now offers a range of high-quality power tools and small machinery in its retail stores, allowing local customers to purchase premium tools affordably and directly. Additionally, the Company’s partnership with AkzoNobel allows the Company to offer ICI’s Dulux paints through its retail shops, while providing customers customize colours based on precise codes via a specialized paint-mixing machine sourced from AkzoNobel. We believe these new relationships with well-known global companies validates our company’s position in the market and enables further market expansion beyond traditional safety equipment, allowing us to enhance the products and services we offer to customers throughout our branch network. These new relationships also illustrates our ability to respond to emerging demand trends opportunistically to enhance growth prospects with limited risk.

Corporate Information

Rectitude Cayman was incorporated in the Cayman Islands on June 1, 2023. Our registered office in the Cayman Islands is at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. Our principal executive office is at 35 Tampines Industrial Avenue 5, T5@Tampines, Singapore 528627. Our telephone number at this location is +65 6749 6647. Our principal website address is www.rectitude.com.sg. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

4.B. Business Overview

Overview

Our business is principally involved in the provision of safety equipment, encompassing essential items such as (i) personal protective clothing, hand gloves, safety footwear, and personal fall arrest systems (a system used to arrest an employee in a fall from a walking-working surface, usually consisting of a body harness, anchorage, and connector), (ii) portable fire extinguishers and (iii) traffic products such as rubber speed humps, wheel stops and wheel chocks. Additionally, when needed by our customers, we also offer auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. For the financial years ended March 31, 2025, March 31, 2024 and March 31, 2023, the provision of safety equipment contributed to 70.0%, 68.9% and 65.0% of our revenue, respectively.

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

We believe we have a corporate culture that motivates newly acquired, entrepreneurial businesses to embrace our shareholder value creation principles. In the financial year ended March 31, 2024, business in Singapore contributed to 96% of our Group’s revenue. In the financial year ended March 31, 2025, business in Singapore contributed to 95% of our Group’s revenue. We also believe that our financial results reflect our strong market position.

For the financial year ended March 31, 2023, our revenue was S$37.6 million, and our net profit was S$3.9 million. For the financial year ended March 31, 2024, our revenue was S$41.4 million, and our net profit was S$3.4 million.

For the financial year ended March 31, 2025, our revenue was S$43.8 million, and our net profit was S$2.2 million

This is a growth of 5.9% in revenue and decrease of 33.3% in net profit respectively.

The cost of revenue increased from S$25.5 million in the financial year ended March 31, 2023 to S$26.6 million in the financial year ended March 31, 2024.

The cost of revenue increased from S$26.6 million in the financial year ended March 31, 2024 to S$29.1 million in the financial year ended March 31, 2025.

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

The Super Sun brand covers our range of industrial graded hardware, traffic products and smart &green power supply solutions provided for construction sites.

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

For the financial year ended March 31, 2025, our top 3 products categories were (i) personal protective clothing, hand gloves, safety footwear, and personal fall arrest system, (ii) portable fire extinguishers and (iii) traffic products account, which accounted for S$23.6 million, S$4 million and S$3 million respectively.

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

The diagram below illustrates the suite of power storage solutions which we currently offer.

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

As part of this process, RPL completes and submits the required forms, production quality plans, and manuals. The independent testing organization reviews the documentation, conducts initial product inspections, and then issues certificates of conformity. For more information about relevant product certifications, please see the section titled “4.B. Business Overview- Certifications.” Upon successful testing and certification, our products and RPL are included in the testing organization’s directory. This recognition allows us to display the testing organization’s quality control label on our products, indicating their adherence to established standards. The quality control process continues with regular surveillance checks conducted by the independent testing organization to ensure sustained product quality.

Recent Developments

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

We have strived to maintain stable business relationships with our key customers. For the financial years ended March 31, 2023,2024 and 2025, our top five customers accounted for 33%, 30% and 25% of total sales respectively, and three of our top five customers have more than 10 years of business relationships with us.

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

As of March 31, 2025 and March 31, 2024, we had inventories of S$7.6 million (US$5.6 million), and S$6.2 million, respectively.

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

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Alturan Supplies Pte. Ltd (“ALS”)	September 15, 2009	Singapore	100%	Supply of safety products
P.T.H Pte. Ltd. (“PTH”)	November 3, 2008	Singapore	100%	Supply of safety products
Rectitude Pte Ltd (“RPL”)	December 26, 1997	Singapore	100%	Wholesale of safety products

D. Property, Plant and Equipment

A description of the Company’s leased properties is below:

Location	Usage	Lease Period	Rent (per month)		Approximate area
9 Pioneer Road #01-54 Pioneer Road North Terrace Workshops Singapore 628461	Storage of general industrial hardware and chemical goods	December 16, 2022 to December 15, 2025	S$	7,000	386 sqm/4,155 sq ft
35 Kallang Pudding Road, Tong Lee Building Tower A, #01-08 Singapore 349314	Warehouse	July 15, 2025 to July 14, 2028	S$	8,300	354 sqm/3,810 sq ft
51 Tampines Industrial Avenue 5, T5 @ Tampines, Singapore 528635	Use of said premises for purpose approved by the Building Control Division and the Competent Authorities	August 1, 2024 to July 31, 2026	S$	28,000	1,230 sqm/13,240 sq ft
56 Loyang Way, Loyang Enterprise Building, Singapore 508775	Factory	August 25, 2024 to August 24, 2027	S$	13,148	479 sqm/5,156 sq ft
71 Kaki Bukit Ave 1 Shun Li Industrial Park, Singapore 417948	Office, operation, production, repair workshop, storage	October 1, 2023 to September 30, 2026	S$	7,000	826 sqm/8,891 sq ft
Block 828, #01-264 (2nd level) Tampines Street 81, Singapore 520828	Residential	April 1, 2025 to March 31, 2027	S$	3,200	275 sqm/2,963 sq ft
1000 Tai Seng Avenue #01-2508, Singapore 534421	Storage of goods i.e., shoes, body harness, restrain products, hardware and small machinery and as an office	April 24, 2021, to April 23, 2027	S$	5,605	190 sqm/2,045 sq ft
Defu Industrial City, #03-28, 8 Defu South Street 1, Singapore 533758	Warehouse storage for general safety PPE, general hardware and as an office	October 21, 2023 to October 20, 2026	S$	35,204	1,563 sqm/16,819 sq ft
2 Defu South Street 1 #02-02 Singapore 533755	Warehouse storage for general safety PPE, general hardware and as an office	15 November 2023 to 14 November 2026	S$	2,684	69 sqm/743 sq ft
498 Geylang Road Singapore 389456	Warehouse storage for general safety PPE, general hardware and as an office	15 March 2024 to 14 March 2028	S$	10,000	150 sqm/1,600 sq ft
500 Geylang Road Singapore 389458	Warehouse storage for general safety PPE, general hardware and as an office	15 March 2024 to 14 March 2028	S$	10,000	150 sqm/1,600 sq ft

On November 25, 2014, we purchased a 2,107 sqm/22,679 sq ft property located at 35 Tampines Industrial Avenue 5, Singapore 528627, which is the current principal executive office of our Group for purchase consideration of S$4,088,000 (US$3,033,766) with a monthly loan repayment of S$20,356 (US$15,106). On October 23, 2017, we purchased a 195 sqm/2,099 sq ft property located at 18 Kaki Bukit Road 3, #01-14, Entrepreneur Business Centre, Singapore 415978 for purchase consideration of S$1,200,000 (US$890,538) with a monthly loan repayment of S$5,749 (US$4,266). On March 1, 2021, we purchased a 294 sqm/3,165 sq ft property located at 71 Woodlands Industrial Park E9, #01-09, Wave 9, Singapore 757048 for purchase consideration of S$1,108,888 (US$822,922) with a monthly loan repayment of S$7,965 (US$5,911). On September 25, 2017, we purchased a 245 sqm/2,637 sq ft property located at 9 Tuas South Avenue 10 #02-20 T99, Singapore 637014 for purchase consideration of S$1,250,000 (US$927,644) with a monthly loan repayment of S$5,516 (US$4,094). On January 2, 2025, we purchased a 179 sqm/1926.7 sq ft property located at the 2nd storey of 2 Tampines North Drive 4, #02-04, Singapore 529434 for the purchase consideration of S$1,311,000.00 (US$975,084) with a monthly loan repayment of S$906 (US$674)

Intellectual Property

Our Group’s intellectual property rights are important to our business. As of the date of this annual report, the Group has registered the following trademarks.

Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
	Singapore	RPL	T0913908A	Class 25	November 30, 2009	November 30, 2029
	Brunei	RPL	45967	Class 9, 25	October 08, 2014	October 08, 2034
	Thailand	RPL	171112300	Class 9	August 28, 2015	August 27, 2025
	Thailand	RPL	171112228	Class 25	August 28, 2015	August 27, 2025
	Cambodia	RPL	KH/60739/16	Class 9	August 22, 2016	January 08, 2026
	Cambodia	RPL	KH/60740/16	Class 25	August 22, 2016	January 08, 2026

Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
	Vietnam	RPL	288567	Class 9, 25	August 27, 2017	January 07, 2026
	Malaysia	RPL	2014064489	Class 9	September 25, 2014	September 25, 2034
	Malaysia	RPL	2014064490	Class 25	September 25, 2014	September 25, 2034
	Australia	RPL	1765250	Class 9, 25	April 15, 2016	April 15, 2026
	PRC	RPL	18955594	Class 9	May 21, 2017	May 20, 2027
	Singapore	RPL	T0913906E	Class 8	November 30, 2009	November 30, 2029
	Singapore	RPL	T0913907C	Class 9	November 30, 2009	November 30, 2029
	Singapore	RPL	40202206325V	Class 9	March 21, 2022	March 21, 2032

Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
	Singapore	RPL	T1003512Z	Class 9	March 23, 2010	March 23, 2030
	Singapore	RPL	40202254207Q	Class 8, 35	August 30, 2022	August 30, 2032
	Singapore	PTH	40202304598W	Class 9, Class 25	March 9, 2023	March 9, 2033
	Singapore	PTH	40202206294V	Class 9	March 21, 2022	March 21, 2032
	Singapore	PTH	40202115187Y	Class 6, 9, 20	June 25, 2021	June 25, 2031
	Singapore	PTH	T1108778F	Class 9	July 11, 2011	July 11, 2031
	Singapore	RPL	T1216734A	Class 32	October 31, 2012	October 31, 2032

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

Research and Development

To continuously enhance the value our customers can receive from the purchase of safety products, we are trying to optimize safety training with the integration of virtual reality (“VR”) technology which we can then provide to them. Traditional safety training methods relying on verbal emphasis and slides have proven inadequate in our technologically advanced world. RPL has been developing VR technology that offers a transformative solution by immersing workers in realistic construction site scenarios, providing a firsthand experience of potential dangers and accidents. This approach instills fear and vigilance, encouraging proactive safety measures and accident prevention. This VR training is tailored to Singapore’s construction sites, incorporating local placards, company names, dialects, and communication styles for enhanced realism. Each accident scenario is meticulously analyzed to cover a diverse range of potential dangers, allowing workers to select simulations relevant to their specific working environments. We have provided our customers with the first iteration of our VR equipment in the fourth quarter of 2024.

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

5.A. Operating Results.

Overview

Our business is principally involved in the provision of safety equipment, encompassing essential items such as (i) personal protective clothing, hand gloves, safety footwear, and personal fall arrest systems (a system used to arrest an employee in a fall from a walking-working surface, usually consisting of a body harness, anchorage, and connector), (ii) portable fire extinguishers and (iii) traffic products such as rubber speed humps, wheel stops and wheel chocks. Additionally, when needed by our customers, we also offer auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. For the financial years ended March 31, 2025, March 31, 2024, and March 31, 2023, the provision of safety equipment contributed to 70.0%, 68.9% and 65.0% of our revenue, respectively.

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

We believe we have a corporate culture that motivates newly acquired, entrepreneurial businesses to embrace our shareholder value creation principles. In the financial year ended March 31, 2024, business in Singapore contributed to 96.0% of our Group’s revenue. In the financial year ended March 31, 2025, business in Singapore contributed to 95.0% of our Group’s revenue. We also believe that our financial results reflect our strong market position.

For the financial year ended March 31, 2023, our revenue was S$37.6 million, and our net profit was S$3.9 million. For the financial year ended March 31, 2024, our revenue was S$41.4 million, and our net profit was S$3.4 million.

For the financial year ended March 31, 2025, our revenue was S$43.8 million, and our net profit was S$2.2 million.

This is a growth of 5.9% in revenue and decrease of 33.3% in net profit respectively.

The cost of revenue increased from S$25.5 million in the financial year ended March 31, 2023 to S$26.6 million in the financial year ended March 31, 2024.

The cost of revenue increased from S$26.6 million in the financial year ended March 31, 2024 to S$29.1 million in the financial year ended March 31, 2025.

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

Years Ended March 31, 2023, 2024 and 2025

	For the Years ended March 31,
	2023	2024	2025
	S$	S$	S$
Revenue	37,643,696	41,353,555	43,796,144
Cost of revenue	(25,503,026)	(26,645,034)	(29,057,985)
Gross profit	12,140,670	14,708,521	14,738,159

Operating expenses
Selling and marketing expenses	(2,104,824)	(3,423,531)	(4,798,465)
Research and development expenses	(83,684)	(76,386)	(156,947)
General and administrative expenses	(5,169,398)	(7,044,966)	(7,545,515)
Total operating expenses	(7,357,906)	(10,544,883)	(12,500,927)

Income from operations	4,782,764	4,163,638	2,237,232

Other income/(expense)
Other income, net	156,878	198,440	421,223
Interest expense	(142,496)	(214,462)	(200,638)
Total other income/(expense), net	14,382	(16,022)	220,585

Income before income tax	4,797,146	4,147,616	2,457,817

Income tax expense	(870,325)	(792,207)	(219,952)
Net income for the year	3,926,821	3,355,409	2,237,865

Comparison of Years Ended March 31, 2024 and 2025

Revenue

We generate revenue primarily from the sale of safety equipment and other auxiliary products. Our safety equipment includes essential items such as (i) personal protective clothing, hand gloves, safety footwear, and personal fall arrest system; (ii) portable fire extinguishers and (iii) traffic products. Additionally, we also sell auxiliary products to supplement our safety products and solutions based on customers’ needs, such as industrial-grade hardware tools and electrical products. Total revenues increased by S$2,442,589, or 5.9%, from S$41,353,555 for the year ended March 31, 2024, to S$43,796,144 (US$32,574,298)  for the year ended March 31, 2025.

The following table sets forth our revenue by sales categories for the periods indicated.

	For the Years ended March 31,
	2024	2025	Variance
	S$	S$	S$	%
Revenue
Safety equipment	28,504,510	30,659,376	2,154,866	7.6%
Auxiliary products	12,849,045	13,136,768	287,723	2.2%
Total revenue	41,353,555	43,796,144	2,442,589	5.9%

During the years ended March 31, 2024, and 2025, sale of safety equipment accounted for approximately 68.9% and 70.0% of the total revenue, respectively, while sale of auxiliary products accounted for approximately 31.1% and 30.0% of the total revenue, respectively. Total revenue increased by 5.9%, from S$41,353,555 for the year ended March 31, 2024 to S$43,796,144 (US$32,574,298) for the year ended March 31, 2025, primarily due to an approximately 7.6% increase in sales of safety equipment from S$28,504,510 for the year ended March 31, 2024 to S$30,659,376 (US$22,803,553) for the year ended March 31, 2025. Our revenue from sales of safety equipment increased due to significant increases in sales of fall arrest systems and traffic products, as well as growth in sales of personal protective equipment. We further grew our revenue from the sale of auxiliary products, which increased by 2.2% from S$12,849,045 for the year ended March 31, 2024 to S$13,136,768 (US$9,770,745) for the year ended March 31, 2025. Overall, our revenue increase was driven by higher demand by our customers, such as those in the construction sectors driven by new construction projects, which were driven by the economic activities in Singapore.

Cost of revenue

The cost of revenue primarily consisted of purchasing costs of our safety equipment and auxiliary products. The total cost of sales increased by S$2,412,951, or 9.1%, from S$26,645,034 for the year ended March 31, 2024, to S$29,057,985 (US$21,612,484) for the year ended March 31, 2025.

The approximately 9.1% overall increase in cost of revenue was consistent with the increase of revenue during the year. The increase in cost of revenue was driven by the increase of revenue during the year, as well as a mix shift toward higher-cost products and the commercial launch of the AIMS system.

Gross profit

For the years ended March 31, 2024 and 2025, our gross profits were S$14,708,521 and S$14,738,159 (US$10,961,814), respectively, and our gross profit margins were approximately 36% and 34%, respectively. Our gross profit increased by S$29,638, or approximately 0.2% primarily due to the increase in the sale of new industrial products. Our gross profit margin decreased slightly by approximately 2% primarily due to higher procurement costs for our new industrial product.

Selling and marketing expenses

The following table sets forth a breakdown of our selling and marketing expenses for the periods indicated.

	For the Years ended March 31,
	2024	2025	Variance
	S$	S$	S$	%
Selling and marketing expenses
Advertising and promotion	344,378	460,591	116,213	33.7%
Staff expenses	1,880,719	2,654,621	773,902	41.1%
Branches related expenses	1,198,434	1,683,253	484,819	40.5%
Total selling and marketing expenses	3,423,531	4,798,465	1,374,934	40.2%

Selling and marketing expenses primarily included expenses related to advertising and marketing activities and associated costs of our retail branches, which included labor costs, sales commissions and operating lease expenses. Selling and marketing expenses increased by S$1,374,934, or approximately 40.2%, from S$3,423,531 for the year ended March 31, 2024, to S$4,798,465 (US$3,568,959) for the year ended March 31, 2025. The increase was primarily due to an increase in the allocation of resources to running and expanding our retail branches, which is expected to continue in the next year.

Research and development expenses

The following table sets forth a breakdown of our research and development expenses for the periods indicated.

	For the Years ended March 31,
	2024	2025	Variance
	S$	S$	S$	%
Research and development expenses
Staff expenses	59,369	63,177	3,808	6.4%
Software, license and subscription fees	17,017	93,770	76,753	451%
Total research and development expenses	76,386	156,947	80,561	105.5%

Research and development expenses primarily consisted of compensation cost to engineering, design and product development employees and software expenses. Research and development expenses increased by approximately 105.5%, from S$76,386 for the year ended March 31, 2024 to S$156,947 (US$116,733) for the year ended March 31, 2025 due to the successful launch of our virtual reality safety training program.

General and administrative expenses

The following table sets forth a breakdown of our general and administrative expenses for the periods indicated.

	For the Years ended March 31,
	2024	2025	Variance
	S$	S$	S$	%
General and administrative expenses
Staff expenses	4,328,857	3,967,057	(361,800)	(8.4)%
Professional fees	1,051,114	1,151,546	100,432	9.6%
Depreciation	536,013	609,711	73,698	13.7%
General insurance	71,776	190,002	118,226	164.7%
Property maintenance & property tax	68,600	42,992	(25,608)	(37.3)%
Testing fees	112,878	147,036	34,158	30.3%
Transportation	104,520	157,090	52,570	50.3%
Upkeep of motor vehicles	347,133	380,410	33,277	9.6%
Provision for allowance for expected credit losses	68,436	357,750	289,314	422.8%
Communication	52,977	57,447	4,470	8.4%
Bank charges	40,310	48,534	8,224	20.4%
Annual listing fees	—	74,541	74,541	N.M.*
Investors relations expenses	—	81,637	81,637	N.M.*
License fees	—	4,906	4,906	N.M.*
Others	262,352	274,856	12,504	4.8%
Total general and administrative expenses	7,044,966	7,545,515	500,549	7.1%

*	N.M.: Not meaningful.

General and administrative expenses consisted primarily of motor vehicle running expenses, transportation, property maintenance and property tax, provision for allowance for expected credit losses and general administrative expenses such as staff costs, depreciation, legal and professional fees and other miscellaneous administrative expenses. General and administrative expenses increased by S$500,549 or approximately 7.1%, from S$7,044,966 for the year ended March 31, 2024, to S$7,545,515 (US$5,612,135) for the year ended March 31, 2025, mainly due to an increase in provision for allowance for expected credit losses to third parties. Other increased administrative expenses are mainly to support expanded business.

Other income, net

Other income primarily consisted of gain from foreign currency exchange, gain on disposal of property, plant and equipment, operating lease modifications income, rental income, interest income from loan receivables, fair value change in financial instruments and government grants. Other income increased by S$222,783, or approximately 112.3% from S$198,440 for the year ended March 31, 2024, to S$421,223 (US$313,293) for the year ended March 31, 2025. The increase was mainly driven by interest income derived from loan receivables due from third parties of S$300,129 during the financial year ended March 31, 2025 and operating lease modifications income of S$30,798 for the year ended March 31, 2025 which arose due to our renegotiation and modification of three existing operating lease contracts for branches by extending the lease term by another 2 to 3 years at revised lease payments during the year ended March 31, 2025. Total government grants received were S$136,827 and S$28,192 (US$20,968) for the years ended March 31, 2024 and 2025, respectively. For the year ended March 31, 2025, the grants mainly included financial support from the Progressive Wage Credit Scheme provided by the Singapore Government to support employers in raising the wages of lower wage employees.

Interest expense

Interest expense primarily consisted of accrued interest from guaranteed bank loans and finance lease liabilities. Interest expenses decreased by S$13,824, or approximately 6.45% from S$214,462 for the year ended March 31, 2024, to S$200,638 (US$149,229) for the year ended March 31, 2025. The increase was mainly due to an increase in interest expense from bank loan from S$134,001 for the year ended March 31, 2024 to S$160,780 (US$119,583) for the year ended March 31, 2025 and the decrease in interest expenses from finance lease from S$80,461 for the year ended March 31, 2024 to S$39,858 (US$29,645) for the year ended March 31, 2025.

Income tax expense

Our provisions for income taxes were S$792,207 and S$219,952 (US$163,594) for the years ended March 31, 2024 and March 31, 2025, respectively. We incurred lower income tax expenses for the year 2025 which is in line with our lower income before income taxes provision.

Net income for the year

As a result of the foregoing, our net income for the year decreased by S$1,117,544, or approximately 33.3%, from S$3,355,409 for the year ended March 31, 2024, to S$2,237,865 (US$1,664,457) for the year ended March 31, 2025.

Comparison of Years Ended March 31, 2023 and 2024

Revenue

We generate revenue primarily from the sale of safety equipment and other auxiliary products. Our safety equipment includes essential items such as (i) personal protective clothing, hand gloves, safety footwear, and personal fall arrest system; (ii) portable fire extinguishers and (iii) traffic products. Additionally, we also sell auxiliary products to supplement our safety products and solutions based on customers’ needs, such as industrial-grade hardware tools and electrical products. Total revenues increased by S$3,709,859, or 9.9%, from S$37,643,696 for the year ended March 31, 2023, to S$41,353,555 for the year ended March 31, 2024.

The following table sets forth our revenue by sales categories for the periods indicated.

	For the Years ended March 31,
	2023	2024	Variance
	S$	S$	S$	%
Revenue
Safety equipment	24,468,513	28,504,510	4,035,997	16.5%
Auxiliary products	13,175,183	12,849,045	(326,138)	(2.5)%
Total revenue	37,643,696	41,353,555	3,709,859	9.9%

During the years ended March 31, 2023, and 2024, sale of safety equipment accounted for approximately 65% and 68.9% of the total revenue, respectively, while sale of auxiliary products accounted for approximately 35% and 31.1% of the total revenue, respectively. Total revenue increased by 9.9%, from S$37,643,696 for the year ended March 31, 2023 to S$41,353,555 for the year ended March 31, 2024, primarily due to an approximately 16.5% increase in the sale of safety equipment from S$24,468,513 for the year ended March 31, 2023 to S$28,504,510 for the year ended March 31, 2024. Our revenue from the sale of safety equipment increased due to significant increases in sales of fall arrest systems and traffic products, as well as growth in sales of personal protective equipment. Our revenue from the sale of auxiliary products decreased by 2.5% from S$13,175,183 for the year ended March 31, 2023 to S$12,849,045 for the year ended March 31, 2024. Overall, our revenue increase was driven by higher demand by our customers, such as those in the construction sectors driven by new construction projects, which were driven by the economic activities arising from construction sectors.

Cost of revenue

The cost of revenue primarily consisted of purchasing costs of our safety equipment and auxiliary products. The total cost of sales increased by S$1,142,008, or 4.5%, from S$25,503,026 for the year ended March 31, 2023, to S$26,645,034 for the year ended March 31, 2024.

The approximately 4.5% overall increase in cost of revenue was consistent with the increase of revenue during the year, though the increase is lower to a certain extent due to better procurement costs secured from larger volume of orders and more favourable product mix, as our safety equipment mainly consist of our own branded products that have higher margins.

Gross profit

For the years ended March 31, 2023 and 2024, our gross profits were S$12,140,670 and S$14,708,521, respectively, and our gross profit margins were approximately 32.2% and 35.6%, respectively. Our gross profit increased by S$2,567,851, or approximately 21.2% primarily due to the increase in the sale of safety equipment. Our gross profit margin improved by approximately 3.4% primarily due to lower procurement costs and a better product mix.

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

Selling and marketing expenses primarily included expenses related to advertising and marketing activities and associated costs of our retail branches, which included labor costs, sales commissions and operating lease expenses. Selling and marketing expenses increased by S$1,318,707, or approximately 62.7%, from S$2,104,824 for the year ended March 31, 2023, to S$3,423,531 for the year ended March 31, 2024. The increase was primarily due to an increase in the advertising and promotion incurred, the allocation of resources to running and expanding our retail branches, which resulted from an increase in number of branch employees from 30 to 36. This is expected to continue in the next year.

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

Research and development expenses primarily consisted of compensation cost to engineering, design and product development employees and software expenses. Research and development expenses decreased slightly by S$7,298, or approximately 8.7%, from S$83,684 for the year ended March 31, 2023 to S$76,386 for the year ended March 31, 2024 primarily due to a reduction in software expenses.

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

General and administrative expenses consisted primarily of motor vehicle running expenses, transportation, property maintenance and property tax, provision for allowance for expected credit losses and general administrative expenses such as staff costs, depreciation, legal and professional fees and other miscellaneous administrative expenses. General and administrative expenses increased by S$1,875,568 or approximately 36.3%, from S$5,169,398 for the year ended March 31, 2023, to S$7,044,966 for the year ended March 31, 2024, mainly due to an increase in staff expenses resulted from increased number of employees from 68 to 71 and annual salary increment adjustments and an increase in professional fees related to IPO. Other increased administrative expenses are mainly to support expanded business.

Other income, net

Other income primarily consisted of gain from foreign currency exchange, gain on disposal of property, plant and equipment, operating lease modifications income, rental income, fair value change in financial instruments and government grants. Other income increased by S$41,562, or approximately 26.5% from S$156,878 for the year ended March 31, 2023, to S$198,440 for the year ended March 31, 2024. The increase was mainly driven by government grants of S$136,827 for the year ended March 31, 2024. For the year ended March 31, 2024, the grants mainly included financial support from the Progressive Wage Credit Scheme provided by the Singapore Government to support employers in raising the wages of lower wage employees.

Interest expense

Interest expense primarily consisted of accrued interest from guaranteed bank loans and finance lease liabilities. Interest expenses increased by S$71,966, or approximately 50.5% from S$142,496 for the year ended March 31, 2023, to S$214,462 for the year ended March 31, 2024. The increase was mainly due to an increase in interest expense from bank loan from S$101,271 for the year ended March 31, 2023 to S$134,001 for the year ended March 31, 2024 and increase in interest expenses from finance lease from S$41,225 for the year ended March 31, 2023 to S$80,461 for the year ended March 31, 2024.

Income tax expense

Our provisions for income taxes were S$870,325 and S$792,207 for the years ended March 31, 2023 and March 31, 2024, respectively. We incurred lower income tax expenses for the year 2024 which is in line with our lower income before income taxes.

Net income for the year

As a result of the foregoing, our net income for the year decreased by S$571,412, or approximately 14.6%, from S$3,926,821 for the year ended March 31, 2023, to S$3,355,409 for the year ended March 31, 2024.

5.B. Liquidity and Capital Resources.

As of March 31, 2023, our cash balances amounted to approximately S$2,432,557, and our current assets were S$19,782,248, and our current liabilities were S$11,603,841. For the year ended March 31, 2023, we generated profit for the year of S$3,926,821 with net operating cash inflows of S$3,607,236.

As of March 31, 2024, our cash balances amounted to approximately S$3,468,594, and our current assets were S$23,642,814, and our current liabilities were S$12,684,163. For the period ended March 31, 2024, we generated profit for the period of S$3,355,409 with net operating cash inflows of S$4,200,037.

As of March 31, 2025, our cash balances amounted to approximately S$6,646,788 (US$4,943,688), and our current assets were S$27,454,127 (US$20,419,582), and our current liabilities were S$12,131,252 (US$9,022,873). For the year ended March 31, 2025, we generated profit for the year of S$2,237,865 (US$1,664,457) with net operating cash inflows of S$200,134 (US$148,854).

In assessing our liquidity, we believe that our current cash and cash flows provided by operating activities and guaranteed loans from banks, will be sufficient to meet our working capital requirements and debt obligations in the next 12 months from the date the audited financial statements are issued. However, if we experience an adverse operating environment or incur unanticipated capital expenditures, or if we decide to accelerate our growth, then additional financing may be required. No assurance can be provided, however, that additional financing, if required, would be available at all or on favourable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows Analysis

Cash Flows for the Years ended March 31, 2023, 2024 and 2025

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years ended March 31,
	2023	2024	2025
	S$	S$	S$
Net cash provided by operating activities	3,607,236	4,200,037	200,134
Net cash used in investing activities	(13,165)	(230,355)	(5,795,189)
Net cash used in financing activities	(2,303,223)	(2,933,645)	8,773,249
Increase in cash and cash equivalents	1,290,848	1,036,037	3,178,194
Cash and cash equivalents at the beginning of the year	1,141,709	2,432,557	3,468,594
Cash and cash equivalents at the end of the year	2,432,557	3,468,594	6,646,788

Operating activities

For the year ended March 31, 2023, net cash provided by operating activities was S$3,607,236, resulted primarily from our profit for the year of S$3,926,821, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items consisted of depreciation of property, plant and equipment of S$540,105, amortization of ROU asset of S$667,660, reduced lease payments from lease modification of S$53,991, PPE write-off of S$3,534, allowance for inventory write-down of S$256,919, provision for allowance for expected credit losses of S$214,169 and fair value gain in financial assets of S$1,542. Changes in operating assets and liabilities mainly included: (i) a decrease in advances to related parties of S$32,290; (ii) an increase in accounts payable of S$594,653; and (iii) an increase in income tax payable of S$553,929 and offset by (i) an increase in accounts receivable, net of S$1,745,800; (ii) an increase in other receivables of S$53,357; (iii) an increase in inventories of S$418,177; (iv) a decrease in other payables of S$234,690; (v) interest expenses from finance lease liabilities of S$41,225 and (vi) a decrease in operating lease liabilities of S$636,239.

For the year ended March 31, 2024, net cash provided by operating activities was S$4,200,037, primarily resulted from our profit for the year of S$3,355,409, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items consisted of depreciation of property, plant and equipment of S$536,013, amortization of ROU asset of S$986,420, reduced lease payments from lease modification of S$7,025, provision for allowance inventory write-down of S$56,415, provision for allowance for expected credit losses of S$68,436, gain on disposal of property, plant and equipment of S$5,000 and fair value gain in financial assets of S$9,502. Changes in operating assets and liabilities mainly included: (i) a decrease in other receivables of S$35,705; (ii) an increase in other payable of S$1,602,687; and (iii) an increase in income tax payable of S$131,736 and offset by (i) an increase in accounts receivable, net of S$899,646 ; (ii) an increase in inventories of S$524,506; (iii) a decrease in accounts payables of S$229,789; (iv) interest expenses from finance lease liabilities of S$80,461 and (vi) a decrease in operating lease liabilities of S$816,855.

For the year ended March 31, 2025, net cash provided by operating activities was S$200,134 (US$148,854 ), primarily resulted from our profit for the year of S$2,237,865 (US$1,664,457), as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items consisted of depreciation of property, plant and equipment of S$609,711 (US$453,485), amortization of ROU asset of S$1,291,797 (US$960,801), reduced lease payments from lease modification of S$30,798 (US$22,907), provision for allowance for expected credit losses of S$358,426 (US$266,587), gain on disposal of property, plant and equipment of S$957 (US$712) and fair value gain in financial assets of S$5,478 (US$4,074). Changes in operating assets and liabilities mainly included: (i) a decrease in advances to related parties of S$121,208 (US$90,151), (ii) an increase in other payable of S$1,130,409 (US$840,765); (iii) an increase in accounts payables of S$1,130,409 (US$840,765); and offset by (i) an increase in accounts receivable, net of S$397,380 (US$295,560) (ii) an increase in inventories of S$1,328,153 (US$987,842); (iii) an increase in other receivables of S$948,153 (US$705,209); (iv) interest expenses from finance lease liabilities of S$39,858 (US$29,645) and (vi) a decrease in operating lease liabilities of S$1,224,960 (US$911,090) (vii) an decrease in income tax payable of S$723,114 (US$537,829).

Investing activities

For the year ended March 31, 2023, net cash used in investing activities was S$13,165, which primarily consisted of purchase of property, plant and equipment, mainly in computers and office furniture and fittings.

For the year ended March 31, 2024, net cash used in investing activities was S$230,355, which primarily consisted of purchase of property, plant and equipment, mainly in computers and office furniture and fittings.

For the year ended March 31, 2025, net cash used in investing activities was S$5,795,189 (US$4,310,293), which primarily consisted of purchase of property, plant and equipment, mainly in computers and office furniture and fittings, disbursement of loan to third parties of S$5,180,380 (US$3,853,016).

Financing activities

For the year ended March 31, 2023, net cash used in financing activities was S$2,303,223 which primarily consisted of repayment of guaranteed bank loans of S$1,140,400, payment of finance lease obligations of S$173,950, and payment of dividends of S$1,150,000 and offset by advances from shareholders of S$161,127.

For the year ended March 31, 2024, net cash used in financing activities was S$2,933,645 which primarily consisted of repayment of guaranteed bank loans of S$126,628, payment of finance lease obligations of S$76,991, payment of dividends of S$2,000,000, repayment to shareholders of S$186,950 and payment of deferred IPO expenses of $543,076.

For the year ended March 31, 2025, net cash used in financing activities was S$8,773,249 (US$6,525,288) which primarily consisted of proceed from issuance of common shares of S$9,505,469 (US$7,069,892), repayment of guaranteed bank loans of S$566,835 (US$421,595), payment of finance lease obligations of S$165,385 (US$123,009).

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As of March 31, 2023, 2024 and 2025, we do not believe that any such matters, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Capital Expenditures

We incurred capital expenditures of S$13,551, S$235,355 and S$615,809 (US$458,021) for the periods ended March 31, 2023, March 31, 2024, and March 31, 2025, respectively, primarily driven by purchases of equipment and a building.

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

Notably, we enjoy a unique position poised for growth and market expansion due to several key factors: Firstly, we believe that a significant number of first-generation owners of traditional hardware stores are retiring without succession plans, rendering them less competitive in the evolving market landscape. Secondly, we can capitalize on the absence of proprietary brands and limited retail presence among our competitors, as they primarily adopt a wholesaler model with a focus on price competition. Lastly, we have cultivated a robust brand presence over the years and are strategically expanding into major industrial hubs and zones, ensuring proximity to end customers for their procurement needs.

1. Industry Outlook

The PPE market encompasses various safety gear types designed to protect workers from workplace hazards. These hazards range from chemical exposure to electrical risks and extreme temperatures, making PPE a crucial component across industries like construction, manufacturing, healthcare, and oil & gas. The global PPE market is on a growth trajectory, projected to reach USD77.66 billion by 2030 from USD56.64 billion in 2024, with Asia Pacific leading this expansion at a robust CAGR of c.5.5%.

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

Singapore’s PPE market is highly competitive and fragmented with many traditional, mom-and-pop hardware stores. We are uniquely positioned to benefit from evolving market dynamics, and stand to capitalize on retiring first-generation store owners, limited retail presence among competitors, and a strong brand presence.

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

According to Singapore’s Building and Construction Authority (BCA), the preliminary actual construction demand for 2022 stood at S$29.8 billion, aligning with BCA’s earlier projections and reflecting the industry’s resilience. The public sector contributed S$17.9 billion, bolstered by projects such as the Cross Island MRT Line and healthcare facilities. Meanwhile, the private sector growth saw a slight moderation but remained robust, with a demand of S$11.9 billion, supported by private residential and industrial developments.

BCA has provided an outlook for Singapore’s construction sector, anticipating the total construction demand in 2023, which represents the value of construction contracts to be awarded, to be in the range of S$32 billion to S$38 billion.

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

	Construction demand* (S$ billion)			Construction Output^ (Nominal) (S$ billion)
Year	Public	Private	Total	Total
2022 p	17.9	11.9	29.8	30.2
2023 f	16 - 19	11 - 13	27 - 32	30 - 33
2024 - 2027 f1	14 - 18 p.a.	11 - 14 p.a.	25 - 32 p.a.

p:	Preliminary; f: forecast

*	Construction demand: Value of contracts awarded

^	Construction output: Value of certified progress payments

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

5.E. Critical Accounting Estimates.

The following accounting estimates relate to the significant areas involving management’s judgments and estimates in the preparation of our financial statements, and are those that it believes are the most critical to aid the understanding and evaluation of this management discussion and analysis:

●	Revenue recognition

●	Provision for allowance for expected credit losses for accounts receivable

●	Impairment of loan receivables

●	Impairment of inventories

●	Impairment of long-lived assets

●	Fair value of financial instrument

●	Incremental borrowing rate of operating leases

Revenue Recognition

We sell safety equipment and auxiliary products primarily to corporations and consumers, and recognized revenue at a point in time when the Company has satisfied its performance obligation. The key performance obligation of the Company is delivery of goods or collection by customer has occurred, evidenced by the acceptance of products by customers, whereby physical and legal control of the products is passed from the Company to its customer, and there’s no fulfilled obligation from the Company.

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

A large portion of the revenue comes from the sale of safety products. The Company does not provide warranty but gives customers one week of validation period for right of return. Our revenue recognition policy is consistent for fiscal years 2024 and 2025.

Impairment of loan receivables

The Company’s policy is to review its loans receivables due from third parties for impairment semi-annually. In determining whether an impairment loss should be recorded in the consolidated income statement at the reporting date, the Company makes judgements as to whether any observable data exists indicating evidence of impairment which would be likely to result in a measurable decrease in the timings and amounts of the estimated future cash flows.

The Company's policy on impairment of financial assets is set out in Note 2 – Loan receivables.

Loans receivables are either individually assessed for impairment.

Provision for allowance for expected credit losses for accounts receivable

For fiscal years 2025 and 2024, we maintained allowances for credit losses for estimated losses resulting from the inability of our customers to make required payments. A considerable amount of judgment is required to assess the likelihood of the ultimate realization of accounts receivable. We make our estimates of the collectability of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. Accounting Standards Codification No. 326, Financial Instruments – Credit Losses (“ASC 326”) requires measurement and recognition of expected credit losses for financial assets held. We recognize an allowance for credit loss at the time a receivable is recorded based on our estimate of expected credit losses and adjust this estimate over the life of the receivable as needed.

An account receivable is written off against the allowance for credit loss made after all collection effort has ceased. We evaluate the aggregation and risk characteristics of a receivable pool and develop loss rates that reflect historical collections, current forecasts of future economic conditions over the time horizon we are exposed to credit risk, and payment terms or conditions that may materially affect future forecasts. See Note 6 to our consolidated financial statements included elsewhere in this report for provision of expected credit losses.

Impairment of inventories

Inventories, net which comprise mainly of safety products available for sale and are primarily stated at the lower of cost (on first-in, first-out basis) or net realizable value. We evaluate the realizability of our inventories, based on assumptions about expected demand and market conditions. Our assumption of expected demand is developed based on our analysis of bookings, sales backlog, sales pipeline, market forecast. Our assumption of expected demand is based on management’s estimate of future consumption for safety products and historical sales volumes.

Market conditions that could affect the realizable value of our inventories and are periodically evaluated by us include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, the current market price of raw materials. If, based on assumptions about expected demand and market conditions, we determine that the cost of inventories exceeds its net realizable value or inventory is excess or obsolete, we record a write-down equal to the difference between the cost of inventories and the estimated net realizable value, which may be material. If actual market conditions are more favorable, we may have higher gross margins when products that have been previously written down are sold in the normal course of business. See Note 5 to our consolidated financial statements included elsewhere in this report for impairment of inventories.

Impairment of long-lived assets

We have long-lived assets that consist primarily of property and equipment stated at cost, net of accumulated depreciation and impairment, as applicable. The depreciation charge is calculated on a straight-line basis and depends on the estimated useful lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. Our property and equipment is primarily composed of office equipment, motor vehicles, computer, machinery, furniture, fixtures and fittings and leasehold building and leasehold improvement, which have approximately the different useful lives. See Note 2 to our consolidated financial statements included elsewhere in this report for estimated useful lives.

Management reviews our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of their carrying amount to the undiscounted future cash flows expected to be generated thereby. If such assets are not recoverable based on that test, impairment is recorded in the amount by which the carrying amount of the assets exceeds their fair value as determined in accordance with Accounting Standard Codification (“ASC”) 820.

Fair value of financial instrument

The Company holds a life insurance policy for one of the shareholders of the Company. The policy is recorded at its cash surrender value in accordance with FASB ASC 325-30, Investments in Insurance Contracts. ASC 325-30 permits a reporting entity to account for its investment in life insurance policy using either the investment method or the fair value method. The Company elected to use the fair value method to account for its life insurance policy. The Company initially record the purchase of life insurance policy at the purchase price, which is the amount paid for the policy, inclusive of all direct external fees and costs associated with the purchase. At each subsequent reporting period, the Company re-measure the investment at fair value in its entirety and recognize the change in fair value as gain or loss in the current period in our consolidated statements of operations and comprehensive income. See Note 8 for details of the Company’s Level 3 financial instrument. Additional volatility in the fair values of Level 3 financial instruments may arise in future periods if actual results differ materially from the company's estimates.

Incremental borrowing rate of operating leases

Our ROU assets consist of distribution branches and related lease liabilities recorded under ASC 842 are calculated based on the present value of the lease payments using (1) the rate implicit in the lease or (2) the lessee’s Incremental Borrowing Rate (“IBR”). IBR is defined as the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

We elected to use an incremental borrowing rate based on the information available at commencement date of the individual leases in determining the present value of lease payments over the lease term as the Company’s leases do not provide an implicit rate. The debt incurred under the lease liabilities as compared to amounts that would be borrowed. We reviewed the cost to finance under our operating leases and based on Singapore Overnight Rate Average (SORA) in-advance plus 3%.

From this analysis, we estimated the IBR for each leases. We will review our IBR estimates on a quarterly basis and update as necessary. We have not modified our estimate methodology since adopting ASC 842 on April 1, 2023.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the names, ages and titles of our Directors and Executive Officers

Name	Age	Title
Zhang Jian	54	Chairman, Chief Executive Officer and Executive Director
Huang Dong	41	Executive Director
Victor Aw	52	Executive Director
Ang Siew Sang	71	Executive Director
Chan Yong Xian	43	Chief Financial Officer
Chan Kah Chun	32	Finance Manager

Independent Directors

Name	Age	Title
Fok Chee Khuen	46	Independent Director
Shirley Tan	49	Independent Director
Clive Ho Yip Seng	62	Independent Director

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

6.B. Compensation

Compensation of Executive Directors and Executive Officers

For the financial year ended March 31, 2025, we paid an aggregate of approximately S$1,577,915 (approximately US$1,173,607) in cash to our Executive Directors and Executive Officers.

For the financial year ended March 31, 2024, we paid an aggregate of approximately S$1,289,435 in cash to our Executive Directors and Executive Officers.

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

6.D. Employees

We employed 111 people as of the date of this annual report, 111 people as of March 31, 2025, and 107 people as of March 31, 2024, who were all located in Singapore.

The following table sets forth the breakdown of our full-time employees and 1 part-time employee in Operations of RPL:

Function	Number of employees
Management	5
Finance	5
Human Resource	1
IT	2
Sales & Marketing	14
Operations	84
Total	111

Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named Executive Officers;

●	each of our Directors; and

●	all of our current Executive Officers and Directors as a group.

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

Unless otherwise noted below, the address of each person listed on the table is 35 Tampines Industrial Avenue 5 T5@Tampines, Singapore 528627.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Named Executive Officers and Directors:
Zhang Jian	6,550,000	45.2%
Huang Dong	500,000	3.4%
Victor Aw	-	-
Ang Siew Sang	-	-
Chan Yong Xian	-	-
Chan Kah Chun	-	-

Independent Directors:
Fok Chee Khuen	-	-
Shirley Tan	-	-
Clive Ho Yip Seng	-	-
All executive officers and directors as a group (9 persons)	7,050,000	48.6%

5% Shareholders:
Zhang Jian	6,550,000	45.2%
Xu Yukai	3,987,500	27.5%
Chin Fook Onn	1,062,500	7.3%

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended March 31, 2025.

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

Nature of relationships with related parties

Related Party Name	Relationship to the Company
Mr Zhang Jian (“Mr Zhang”)	Shareholder and Director
Ms Xu Yukai (“Mrs Zhang”)	Shareholder
Mr Huang Dong (“Mr Huang”)	Shareholder and Director
Ms Ang Siew Sang (“Ms Ang”)	Director
PTH Safety equipment Sdn Bhd	Shareholders and Directors are Mr Zhang and Mr Huang
Zhikai International Trade (Shanghai) Co.,Ltd	Shareholder and Director is Mr Zhang
Greenly Trading Company	Shareholder is Ms Ang

a. Related party balances

		As of March 31,
Nature	Name	2024	2025	2025
		S$	S$	US$
Advances to	Zhikai International Trade (Shanghai) Co., Ltd(3)	175,406	55,507	41,284

Advances to	PTH Safety Equipment Sdn Bhd(4)	182,613	181,304	134,849
Total		358,019	236,811	176,133

(1)	On April 1, 2020, the Company entered into a shareholder loan agreement with, Mr Zhang, and Mrs Zhang, directors and shareholders of the Company, to provide shareholder loan facility of up to S$1,000,000. The repayment terms of the loan will be earlier of (i) within 14 days from the date of demand determined by shareholders, (ii) listing of the Company on an internationally recognized stock exchange, or (iii) September 30, 2024.
(2)	On April 1, 2019, the Company entered into an accounting service agreement with Greenly Trading Company, whose shareholder is Ms Ang, to provide accounting services to the Company.
(3)	On April 1, 2021, the Company entered into a sales and supply service agreement with Zhikai International Trade (Shanghai) Co.,Ltd, whose shareholder is Mr Zhang, to provide products supplies services to the Company. The balances due from Zhikai International Trade (Shanghai) Co.,Ltd represent downpayment made for manufacture of products. Subsequently, the downpayment has been utilized and the products received within 30 days from end of reporting period.
(4)	On April 1, 2021, the Company entered into a sales and supply service agreement with PTH Safety Equipment Sdn Bhd, whose shareholders and directors are Mr Zhang and Mr Huang, to provide products supplies services to PTH Safety Equipment Sdn Bhd. The balances due from PTH Safety Equipment Sdn Bhd. represent downpayment made for manufacture of products. Subsequently, the downpayment has been utilized and the products received within 30 days from end of reporting period.

b. Related party transactions

		For the years ended March 31,
Nature	Name	2023	2024	2025	2025
		S$	S$	S$	US$
Accountancy fees	Greenly Trading Company	(74,100)	(331,100)	(72,600)	(53,998)

Sales to	PTH Safety Equipment Sdn Bhd	248,761	184,854	88,680	65,958

Purchases from	PTH Safety Equipment Sdn Bhd	(147,437)	(101,335)	(24,565)	(18,271)

Purchases from	Zhikai International Trade (Shanghai) Co., Ltd	(459,691)	(840,241)	(1,139,643)	(847,633)

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

We have used the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2025, our disclosure controls and procedures were effective.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2025.

(c)	Attestation report of the registered public accounting firm.

This Report does not include an attestation report by our independent registered public accounting firm. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements as of March 31, 2025 and 2024, and for the years ended March 31, 2025, 2024 and 2023 included in this annual report have been audited by WWC, P.C., an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA94403.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, for the periods indicated.

	Years Ended March 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees(1) - WWC, P.C.	160,000	168,000	168,000
Total	160,000	168,000	168,000

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

Item 16K. Cybersecurity

Risk Management and Strategy

Our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into our products or operations. This reduces our dependency on external technology and lessens the potential impact of cybersecurity breaches or disruptions originating from these third-party entities. Additionally, our emphasis on physical retail shops and warehouses provides an inherent buffer against cyberattacks. Currently, we only receive a small number of inquiries via our website at www.rectitude.com.sg. Sales to end users through e-commerce platforms such as Shopee and Lazada are also minimal, total amounting only to S$10,703 (US$7,960), S$26,003 and S$17,085 for the financial years ended March 31, 2025, 2024, and 2023, respectively, with sales via our physical stores and through third party vendors accounting for the rest of our sales. While data breaches and operational disruptions can still occur, the physical presence of our business allows for alternative methods of product distribution and customer service, reducing the overall impact of cybersecurity related incidents on our operations. Despite our perception of the lower risk of cybersecurity related incidents materially affecting our operations, we plan to prioritize the implementation of cybersecurity measures to maintain a secure and reliable business environment. For example, we plan to (i) conduct more rigorous assessments of potential suppliers’ cybersecurity practices, including penetration testing and vulnerability assessments; (ii) incorporate cybersecurity clauses into our business contracts; (iii) include specific security requirements and data protection protocols in our vendor contracts to ensure consistent cybersecurity standards across our supply chain; (iv) educate our employees on cybersecurity threats by providing training for employees to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (v) implement cybersecurity awareness tools and simulations to test employees’ knowledge and response to potential threats. By implementing these measures, we hope that our ability to respond to and recover from any eventual cybersecurity incidents will be enhanced.

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

Date: July 31, 2025

Rectitude Holdings Ltd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

Rectitude Holding Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rectitude Holding Ltd and its subsidiaries (collectively the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

San Mateo, California

July 31, 2025

RECTITUDE HOLDINGS LTD

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Assets
Current assets
Cash and cash equivalents	3,468,594	6,646,788	4,943,688
Accounts receivable, net	11,508,064	11,547,018	8,588,336
Inventories, net	6,249,895	7,578,048	5,636,332
Other receivables	497,309	1,445,462	1,075,093
Advances to related parties	358,019	236,811	176,133
Deferred initial public offering (“IPO”) costs	1,560,933	—	—
Total current assets	23,642,814	27,454,127	20,419,582

Non-current assets
Financial instrument	231,293	236,771	176,103
Loan receivables	—	5,180,380	3,853,016
Property, plant and equipment, net	5,811,883	6,399,557	4,759,804
Right-of-use assets – operating leases	4,522,524	4,420,627	3,287,934
Total non-current assets	10,565,700	16,237,335	12,076,857
Total assets	34,208,514	43,691,462	32,496,439

Liabilities and shareholders’ equity
Current liabilities
Bank loans, current portion	598,848	400,016	297,520
Finance lease liabilities, current portion	168,192	199,320	148,248
Accounts payable	6,441,094	7,571,503	5,631,464
Operating lease liabilities, current portion	1,240,129	1,298,058	965,458
Other payables	3,058,781	2,208,350	1,642,507
Provision for income taxes	1,177,119	454,005	337,676
Total current liabilities	12,684,163	12,131,252	9,022,873

Non-current liabilities:
Bank loans, non-current portion	3,070,967	2,834,183	2,107,983
Finance lease liabilities, non-current portion	379,481	593,510	441,435
Operating lease liabilities, non-current portion	3,487,144	3,363,357	2,501,567
Deferred tax liabilities	1,446	1,446	1,075
Total non-current liabilities	6,939,038	6,792,496	5,052,060
Total liabilities	19,623,201	18,923,748	14,074,933
Commitments and contingencies (Note 21)	—	—	—
Shareholders’ equity
Ordinary shares, US$0.0001 par value, authorized 500,000,000 shares, issued 12,500,000 and 14,500,000 shares outstanding as of March 31, 2024 and March 31, 2025, respectively*	1,707	1,978	1,471
Additional paid-in capital	3,377,293	11,382,600	8,466,047
Retained earnings	11,206,313	13,444,178	9,999,389
Accumulated other comprehensive losses	—	(61,042)	(45,401)
Total shareholders’ equity	14,585,313	24,767,714	18,421,506
Total liabilities and shareholders’ equity	34,208,514	43,691,462	32,496,439

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 16.

The accompanying notes are an integral part of these consolidated financial statements

RECTITUDE HOLDINGS LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years ended March 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Revenue	37,643,696	41,353,555	43,796,144	32,574,298
Cost of revenue	(25,503,026)	(26,645,034)	(29,057,985)	(21,612,484)
Gross profit	12,140,670	14,708,521	14,738,159	10,961,814

Operating expenses
Selling and marketing expenses	(2,104,824)	(3,423,531)	(4,798,465)	(3,568,959)
Research and development expenses	(83,684)	(76,386)	(156,947)	(116,733)
General and administrative expenses	(5,169,398)	(7,044,966)	(7,545,515)	(5,612,135)
Total operating expenses	(7,357,906)	(10,544,883)	(12,500,927)	(9,297,827)

Income from operations	4,782,764	4,163,638	2,237,232	1,663,987

Other income/(expense)
Other income, net	156,878	198,440	421,223	313,293
Interest expense	(142,496)	(214,462)	(200,638)	(149,229)
Total other income/(expense), net	14,382	(16,022)	220,585	164,064

Income before income tax	4,797,146	4,147,616	2,457,817	1,828,051

Income tax expense	(870,325)	(792,207)	(219,952)	(163,594)
Net income	3,926,821	3,355,409	2,237,865	1,664,457

Other comprehensive loss
Foreign currency translation adjustments	—	—	(61,042)	(45,401)
Comprehensive income	3,926,821	3,355,409	2,176,823	1,619,056

Weighted average number of ordinary shares
Basic and diluted*	12,500,000	12,500,000	14,056,164	14,056,164
Earnings per share
Basic and diluted	0.31	0.27	0.16	0.12

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 16.

The accompanying notes are an integral part of these consolidated financial statements.

RECTITUDE HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional		Accumulated other	Total
	Number of		paid-in	Retained	comprehensive	shareholders’
	shares	Amount	capital	earnings	income	equity
		S$	S$	S$	S$	S$
Balance as at April 1, 2022*	12,500,000	1,707	3,377,293	6,074,083	—	9,453,083
Net income	—	—	—	3,926,821	—	3,926,821
Dividends distribution	—	—	—	(2,150,000)	—	(2,150,000)
Balance as at March 31, 2023	12,500,000	1,707	3,377,293	7,850,904	—	11,229,904
Net income	—	—	—	3,355,409	—	3,355,409
Balance as at March 31, 2024	12,500,000	1,707	3,377,293	11,206,313	—	14,585,313
Issuance of ordinary shares	2,000,000	271	8,005,307	—	—	8,005,578
Net income	—	—	—	2,237,865	—	2,237,865
Foreign currency translation adjustments	—	—	—	—	(61,042)	(61,042)
Balance as at March 31, 2025	14,500,000	1,978	11,382,600	13,444,178	(61,042)	24,767,714
Balance as at March 31, 2025 (US$)		1,471	8,466,047	9,999,389	(45,401)	18,421,506

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 16.

The accompanying notes are an integral part of these consolidated financial statements.

RECTITUDE HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Cash flows from operating activities
Net income	3,926,821	3,355,409	2,237,865	1,664,457

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property, plant and equipment	540,105	536,013	609,711	453,485
Amortization of right-of-use assets	667,660	986,420	1,291,797	960,801
Operating lease modifications	(53,991)	(7,025)	(30,798)	(22,907)
Property, plant and equipment write-off	3,534	—	—	—
Bad debts write-off	2,563	—	—	—
Gain on disposal of property, plant and equipment	(386)	(5,000)	(957)	(712)
Allowance for inventories write-down	256,919	56,415	—	—
Provision for allowance for expected credit losses – third parties	214,169	68,436	358,426	266,587
Fair value change in financial instrument	(1,542)	(9,502)	(5,478)	(4,074)

Changes in operating assets and liabilities
Accounts receivable, net	(1,745,800)	(899,646)	(397,380)	(295,560)
Other receivables	(53,357)	35,705	(948,153)	(705,209)
Advances to related parties	32,290	—	121,208	90,151
Inventories	(418,177)	(524,506)	(1,328,153)	(987,842)
Accounts payable	594,653	(229,789)	1,130,409	840,765
Other payables	(234,690)	1,602,687	(850,431)	(632,524)
Finance lease liabilities – interest portion of lease payment	(41,225)	(80,461)	(39,858)	(29,645)
Operating lease liabilities	(636,239)	(816,855)	(1,224,960)	(911,090)
Income tax payable	553,929	131,736	(723,114)	(537,829)
Net cash provided by operating activities	3,607,236	4,200,037	200,134	148,854

Cash flows from investing activities:
Purchases of property, plant and equipment	(13,551)	(235,355)	(615,809)	(458,021)
Proceeds from disposal of property, plant and equipment	386	5,000	1,000	744
Disbursement of loan to third parties	—	—	(7,680,380)	(5,712,443)
Repayment of loan from third parties	—	—	2,500,000	1,859,427
Net cash used in investing activities	(13,165)	(230,355)	(5,795,189)	(4,310,293)

Cash flows from financing activities:
Proceeds from common shares issued for cash	—	—	9,505,469	7,069,892
Advances from / (Repayment to) shareholders, net	161,127	(186,950)	—	—
Dividends paid	(1,150,000)	(2,000,000)	—	—
Deferred IPO expenses	—	(543,076)	—	—
Repayments of bank loans	(1,140,400)	(126,628)	(566,835)	(421,595)
Payments for finance lease liabilities – principal portion	(173,950)	(76,991)	(165,385)	(123,009)
Net cash (used in)/ provided by financing activities	(2,303,223)	(2,933,645)	8,773,249	6,525,288
Net changes in cash and cash equivalents	1,290,848	1,036,037	3,178,194	2,363,849
Cash and cash equivalents at beginning of the year	1,141,709	2,432,557	3,468,594	2,579,839
Cash and cash equivalents at end of the year	2,432,557	3,468,594	6,646,788	4,943,688

Supplement disclosures of cash flow information
Income taxes paid	(316,396)	(660,471)	(943,066)	(701,425)
Interest paid	(142,496)	(214,462)	(200,638)	(149,229)

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

On June 21, 2024, the Company completed its initial public offering. In this offering, the Company issued 2,000,000 ordinary shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$8.0 million before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on June 21, 2024 on the Nasdaq Capital Market under the ticker symbol “RECT”.

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

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, management evaluates estimates, including but not limited to, those related to provision for allowance for expected credit losses for accounts receivable, impairment assessment of inventories, impairment assessment of long-lived assets, fair value of financial instrument and incremental borrowing rate of operating leases. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable. As a result, management makes judgments regarding the carrying values of the Company’s assets and liabilities that are not readily apparent from other sources. Authoritative pronouncements, historical experience and assumptions are used as the basis for making estimates. Actual results may differ from these estimates.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2024	March 31, 2025
Year-end spot rate	S$1=US$1.3475	S$1=US$1.3445
Average rate	S$1=US$1.3407	S$1=US$1.3381

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from S$ into US$ as of and for the year ended March 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = S$1.3445, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

Management recognized additional provision for allowance for expected credit losses of S$68,436 and S$358,426 (US$266,587) in profit or loss during the years ended of March 31, 2024 and 2025, respectively.

Inventories, net

Inventories, net which comprise mainly of safety products available for sale, and are primarily stated at the lower of cost (on first-in, first-out basis) or net realizable value. Inventories valuation allowance is based on management’s estimate of future consumption for safety products and historical sales volumes.

Management recognized additional of allowance for inventories write-down of S$56,415 in profit or loss during the year ended of March 31, 2024. No allowance for inventories write-down recorded by the Company for March 31, 2025.

Other receivables

Other receivables primarily consist of prepaid expenses for insurance and refundable deposits for leases. These amounts bear no interest. Management reviews its prepayments and refundable deposits placed with counterparties on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2024 and 2025, no allowance was deemed necessary. Management believes that these counterparties are of high credit quality and continually monitors the credit worthiness of these counterparties.

Loan receivables

Loan receivables are initially measured at the amount of consideration exchanged and subsequently measured at amortized cost and adjusted for potential allowance for expected credit losses. Loan receivables primarily consist of loan made to a third party for cash management purpose. These amounts bear an interest of 5.00% per annum. Management reviews its loan receivables placed with counterparties on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2025, no allowance was deemed necessary. Management believes that the counterparty is high credit quality and continually monitors the credit worthiness of these counterparties.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Property, plant and equipment, net

Property, plant and equipment are stated at cost, less accumulated depreciation, and impairment loss, if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful life
Office equipment	5 years
Motor vehicles	5 years
Computers	1 years
Machinery	5 years
Furniture, fixtures and fittings	5 years
Leasehold building and leasehold improvement	lesser of lease term or expected useful life

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

Impairment for long-lived assets

The Company’s long-lived assets with finite lives, including property, plant and equipment, net are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2024 and 2025, no impairment of long-lived assets was recognized.

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

Lease modification arose from the Company’s renegotiation and modification of certain existing operating lease contracts for certain outlets by extending the lease term for another 2 to 3 years at revised lease payments during the year ended 31 March 2025.

As these extensions are not part of the terms and conditions of the original operating lease contracts, it is accounted for as operating lease modifications with an addition to ROU of S$24,631 (US$18,320) (31 March 2024: S$301,953). The corresponding remeasurement to operating lease liabilities of S$27,127 (US$20,176) (31 March 2024: S$294,927).

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

A large portion of the revenue comes from the sale of safety products. Customer returns have historically represented a small percentage of customer sales on an annual basis. The right of return recognized in the statement of operations and comprehensive income, net of revenue were S$106,263, S$83,659 and S$74,328 (US$55,547) during the fiscal years ended March 31, 2023, 2024 and 2025, respectively. The Company does not provide warranty but gives customers one week of validation period for right of return.

Cost of revenue

Cost of revenue of safety products and other emerging products, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of products, net of discount received, and freight and handling charges.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, amortization of ROU — operating leases, rental expenses, media expenses for online and traditional advertising, as well as labor costs. For the fiscal years ended March 31, 2023, 2024 and 2025, the Company’s selling and marketing expenses were S$2,104,824, S$3,423,531 and S$4,798,465 (US$3,568,959), respectively.

Research and development expenses

Research and development expenses primarily consist of compensation cost to engineering, design and product development employees. For the fiscal years ended March 31, 2023, 2024 and 2025, the Company’s research and development expenses were S$83,684, S$76,386 and S$156,947 (US$116,733), respectively.

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

Government grants, which are covid related and non-covid related grants, are recognized when received and all the conditions for their receipt have been met and are recorded as part of “other income”. The total grants received were S$100,556, S$136,827 and S$28,192 (US$20,968) for the years ended March 31, 2023, 2024 and 2025, respectively from the Singapore Government.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the years ended March 31, 2023, 2024 and 2025. The Company had no uncertain tax positions for the years ended March 31, 2023, 2024 and 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2023, 2024 and 2025, there were no dilutive shares.

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

Recently issued accounting pronouncements

Adoption of Accounting Standards Update (ASU) No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280): Segment Reporting

On November 27, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting(“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on April 1, 2024, expansion of segment disclosure is presented in Note 22.

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

New Accounting Standards That Have Not Yet Been Adopted:

Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year beginning on April 1, 2025. The Company is currently evaluating the effect the updated guidance will have on its disclosures.

Accounting Standards Update 2024-03, Comprehensive income (Topic 220): Disaggregation of Income Statement expenses.

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the Consolidated Financial Statements.

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

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Revenue

The following table presents the Company’s revenue disaggregated by product categories for the years ended March 31, 2023, 2024 and 2025, respectively:

	For the years ended March 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Sales of products – at a point in time
Safety equipment	24,468,513	28,504,510	30,659,376	22,803,553
Auxiliary products	13,175,183	12,849,045	13,136,768	9,770,745
Total revenue	37,643,696	41,353,555	43,796,144	32,574,298

Note 4 — OTHER INCOME, NET

	For the years ended March 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Gain on foreign currency exchange, net	403	21,083	13,291	9,885
Operating lease modifications	53,991	7,025	30,798	22,907
Gain on disposal of property, plant and equipment	386	5,000	957	712
Rental income	—	19,003	42,378	31,520
Fair value change in financial instrument (Note 7)	1,542	9,502	5,478	4,074
Government grants	100,556	136,827	28,192	20,968
Interest income from loan receivables (Note 10)	—	-	300,129	223,227
Toal other income, net	156,878	198,440	421,223	313,293

Rental income related to short-term leasing of premises to a third-party customer for the year ended March 31, 2024 and March 31, 2025.

Note 5 — INVENTORIES, NET

Inventories, net consist of the following:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Goods in transit	659,367	896,791	667,007
Inventories	6,394,991	7,472,866	5,558,101
Less: Allowance for inventories write-down	(804,463)	(791,609)	(588,776)
Inventories, net	6,249,895	7,578,048	5,636,332

Note 6 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Accounts receivable – third parties	12,259,209	12,656,589	9,413,603
Less: Provision for allowance for credit losses – third parties	(751,145)	(1,109,571)	(825,267)
Accounts receivable, net	11,508,064	11,547,018	8,588,336

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — ACCOUNTS RECEIVABLE, NET (cont.)

As at the end of each reporting period, the aging analysis of accounts receivable, net of provision for allowance for expected credit losses, based on due date is as follows:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Within 30 days	8,777,769	6,767,079	5,033,157
Between 31 and 60 days	1,407,083	1,354,777	1,007,643
Between 61 and 90 days	1,006,916	1,260,919	937,835
Between 91 and 120 days	316,296	649,852	483,341
Over 120 days	-	1,514,391	1,126,360
Total accounts receivable, net	11,508,064	11,547,018	8,588,336

Accounts receivable, net due over 120 days are mainly due from few major customers with good payment profile and extended credit term are given. At the end of July 2025, approximately 70% of the total accounts receivable, net were recovered.

Movements in provision for allowance for credit losses — third parties are as follows:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Provision for allowance for expected credit losses, beginning	727,552	751,145	558,680
Write-off	(44,843)	—	—
Additions	68,436	358,426	266,587
Provision for allowance for expected credit losses, ending	751,145	1,109,571	825,267

Note 7 — OTHER RECEIVABLES

Other receivables consist of the following:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Amount due from third parties	28,733	112,319	83,540
Deposits	342,439	344,221	256,021
Advance to a supplier*	—	800,000	595,017
Prepayments	126,137	188,922	140,515
Other receivables	497,309	1,445,462	1,075,093

*	Advance to a supplier was related to a purchase order.

Note 8 — FINANCIAL INSTRUMENT

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Financial instrument, beginning	221,791	231,293	172,029
Net fair value change (Note 4)	9,502	5,478	4,074
Financial instrument, ending	231,293	236,771	176,103

On July 8, 2019, Rectitude Pte. Ltd., a wholly-owned subsidiary of the Company, entered into a life insurance policy (the “Policy”) with an insurance company to insure against death and terminal illness of a shareholder of the Company. Under the Policy, the beneficiary and policy holder is Rectitude Pte. Ltd. and the insured sum is US$1,000,000 for the shareholder. The Company can terminate the Policy on the occurrence of the earliest of the death of the shareholder insured or other terms pursuant to the contracts. The Company paid the total insurance premium of US$182,595 at the inception of the policy. The fair value is based on the redemption value quoted by the insurance company. There is no change in valuation approach and technique. The insurance policy is pledged to the bank as security for the Company’s bank loans (Note 12).

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — FINANCIAL INSTRUMENT (cont.)

This Policy is recorded in the consolidated financial statements as “financial instrument”, represented by the total cash surrender value of the contract stated in the annual statement of the policy (Level 3). Changes in the cash value is recognized as “other income” in the consolidated statements of operations and comprehensive income.

Note 9 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Leasehold buildings and leasehold improvement*	7,850,784	8,288,008	6,164,379
Computers	67,657	70,635	52,536
Office equipment	48,315	49,695	36,962
Machinery	530,183	530,182	394,335
Furniture, fixtures & fittings	57,721	61,971	46,092
Motor vehicles	2,045,884	2,745,758	2,042,215
Subtotal	10,600,544	11,746,249	8,736,519
Less: Accumulated depreciation and amortization	(4,788,661)	(5,346,692)	(3,976,715)
Property, plant and equipment, net	5,811,883	6,399,557	4,759,804

*	Leasehold buildings and leasehold improvements include construction in progress amounting to S$433,263 (US$322,009), which is expected to be completed by February 2028. The construction is financed through bank borrowings, as disclosed in Note 12.

Depreciation expenses of owned assets for the years ended March 31, 2023, 2024 and 2025 amounted to S$287,043, S$316,843 and S$339,675 (US$252,640), respectively. Certain leasehold properties are pledged to the banks for the Company’s bank loans (Note 12).

No impairment loss had been recognized during the years ended March 31, 2023, 2024 and 2025, respectively.

The carrying value of property, plant and equipment on finance lease arrangements held by the Company are summarized as follows:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Motor vehicles	1,559,976	2,241,131	1,666,888
Less: Accumulated amortization	(1,136,177)	(1,406,214)	(1,045,901)
Motor vehicles, net	423,799	834,917	620,987

Amortization expenses of assets under finance lease arrangements for the years ended March 31, 2023, 2024 and 2025 amounted to S$253,062, S$219,170 and S$270,036 (US$200,845), respectively.

Note 10 — RIGHT-OF-USE ASSETS — OPERATING LEASES

Amounts relating to right-of-use assets on operating lease held by us and the associated accumulated amortization are summarized as follows:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Leasehold properties	5,937,734	6,336,278	4,712,739
Less: Accumulated amortization	(1,415,210)	(1,915,651)	(1,424,805)
Right-of-use assets – operating leases	4,522,524	4,420,627	3,287,934

Amortization expenses of right-of-use assets — operating leases for the years ended March 31, 2023, 2024 and 2025 amounted to S$667,660, S$986,420 and S$1,291,797 (US$960,801), respectively.

RECTITUDE HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — LOAN RECEIVABLES

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Loan receivables, beginning	—	—	—
Additions	—	7,680,380	5,712,443
Repayment		(2,500,000)	(1,859,427)
Loan receivables, ending	—	5,180,380	3,853,016

Amount due from third party bears interest of 5.00% per annum, unsecured and repayable in 3 years. Company receive another repayment of S$1,250,000(US$929,023) from loan receivable subsequent to the financial year.

Note 12 — BANK LOANS

Long-term and short-term bank loans are as follows:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Total bank loans	3,669,815	3,234,199	2,405,503
Less: current portion of bank loans	(598,848)	(400,016)	(297,520)
Long-term bank loans	3,070,967	2,834,183	2,107,983

Bank loans comprised of the following:

Loan	Principal amount		Maturity date	Interest rate	Repayment method	March 31, 2024	March 31, 2025	March 31, 2025
						S$	S$	US$
				Fixed at 1.68% for first 2 years.
Mortgage loan I	S$	3,270,400	July 31, 2030	Subsequent years- 1.30% to 2.00% over the applicable 3-month Compounded Singapore Overnight Rate Average (“SORA”)	Monthly repayment	1,364,353	1,188,377	883,880

Mortgage loan II	S$	1,062,500	May 31, 2036	1.30% to 2.00% over the applicable 3-month SORA	Monthly repayment	708,010	670,829	498,943

Mortgage loan III	S$	887,000	March 31, 2031	1.30% to 2.00% over the applicable 3-month SORA	Monthly repayment	644,691	565,504	420,605

Mortgage loan IV	S$	907,000	August 31, 2036	1.30% to 2.00% over the applicable 3-month SORA	Monthly repayment	634,075	595,455	442,882

Mortgage loan V*		S$1,311,000	March 21, 2040	Fixed at 3.00% for first 2 years Subsequent years- 3.00% over the applicable 3-month Compounded Singapore Overnight Rate Average (“SORA”)	Monthly repayment	—	131,219	97,597

Term loan I	S$	960,000	August 31, 2036	1.30% to 2.00% over the applicable 3-month SORA	Monthly repayment	70,937	66,617	49,548

Term loan II	S$	200,000	August 31, 2036	1.30% to 2.0% over the applicable 3-month SORA	Monthly repayment	17,248	16,198	12,048

Trust receipts	S$	1,000,000	N/A	Prevailing Cost of Funds plus 1.50%	Upon 90 to 120 days	230,501	—	—
Total bank loans						3,669,815	3,234,199	2,405,503

*	Mortgage Loan V relates to the construction in progress, as disclosed in Note 9.

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — BANK LOANS (cont.)

For the years ended March 31, 2023, 2024 and 2025, the effective interest rate of the Company’s bank loans ranged from 1.50% to 4.44%, 3.53% to 6.71%, and 1.68% to 4.98 %per annum respectively.

Interest expenses arising from the Company’s bank loans for the years ended March 31, 2023, 2024 and 2025 amounted to S$101,271, S$134,001 and S$160,780 (US$119,584) respectively.

The Company’s bank loans are secured by the following — existing first legal mortgages over certain properties of the Company, existing corporate guarantee from a director and shareholder of the Company and an insurance policy as disclosed in Note 8.

The maturity dates for the Company’s outstanding bank loans as of March 31,2024 and 2025 are as follows:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
2025	698,928	—	—
2026	468,427	490,858	365,086
2027	468,427	484,500	360,357
2028	468,427	483,922	359,927
2029	468,427	483,922	359,927
2030	—	483,922	359,927
Thereafter	1,723,113	1,347,093	1,001,929
Total bank loans	4,295,749	3,774,217	2,807,153
Less: Imputed interest	(625,934)	(540,018)	(401,650)
Present value of bank loans	3,669,815	3,234,199	2,405,503

The Company’s bank loan agreements contain certain covenants, which require compliance with certain financial ratios. As of March 31, 2024 and 2025, the Company were in compliance with all the financial covenants under its existing loan agreements.

Note 13 — TAXES

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

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — TAXES (cont.)

Singapore

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the years ended March 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Income before tax	4,797,146	4,147,616	2,457,817	1,828,051
Singapore statutory income tax rate	17%	17%	17%	17%
Income tax expense computed at statutory rate	815,515	705,095	417,829	310,769

Reconciling items:
Income not subject to tax in Singapore	(328)	(40,126)	(1,774)	(1,319)
Non-deductible expenses	121,264	131,965	160,622	118,163
Tax exemption and rebates	(47,489)	(43,760)	(55,425)	(41,224)
Utilization of prior year deferred tax assets not recognized	(18,637)	—	—	—
Under/ (Over provision) of tax in prior financial year	—	19,016	(205,399)	(152,770)
Others	—	20,017	(95,901)	(70,025)
Income tax expenses	870,325	792,207	219,952	163,594

Note 14 — OTHER PAYABLES

The components of other payables are as follows:

	As of March 31,
Other payables	2024	2025	2025
	S$	S$	US$
Current
Accrued expenses	2,129,153	1,952,121	1,451,931
Accrued expenses – IPO	891,819	—	—
Other payables	37,809	256,229	190,576
	3,058,781	2,208,350	1,642,507

Accrued expenses mainly consist of professional service fees and cost incurred for operating activities which are yet to bill.

Accrued expenses - IPO mainly consist of professional service fees incurred in relation to the IPO which are yet to bill.

Other payables mainly consist of payable for other services and utilities expenses.

Note 15 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Mr Zhang Jian (“Mr Zhang”)	Shareholder and Director
Ms Xu Yukai (“Mrs Zhang”)	Shareholder
Mr Huang Dong (“Mr Huang”)	Shareholder and Director
Ms Ang Siew Siang (“Ms Ang”)	Director
PTH Safety equipment Sdn Bhd	Shareholder and director is Mr Zhang and Mr Huang
Zhikai International Trade (Shanghai) Co., Ltd	Shareholder and director is Mr Zhang
Greenly Trading Company	Shareholder is Ms Ang

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Related party balances and transactions (cont.)

a.	Related party balances

		As of March 31,
Nature	Name	2024	2025	2025
		S$	S$	US$
Advances to	Zhikai International Trade (Shanghai) Co., Ltd(1)	175,406	55,507	41,284

Advances to	PTH Safety Equipment Sdn Bhd(2)	182,613	181,304	134,849
Total		358,019	236,811	176,133

(1)	On April 1, 2021, the Company entered into a sales and supply service agreement with Zhikai International Trade (Shanghai) Co.,Ltd, whose shareholder is Mr Zhang, to provide products supplies services to the Company. The balances due from Zhikai International Trade (Shanghai) Co.,Ltd represent downpayment made for manufacture of products. Subsequently, the downpayment has been utilized and the products received within 30 days from end of reporting period.

(2)	On April 1, 2021, the Company entered into a sales and supply service agreement with PTH Safety Equipment Sdn Bhd, whose shareholders and directors are Mr Zhang and Mr Huang, to provide products supplies services to PTH Safety Equipment Sdn Bhd. The balances due from PTH Safety Equipment Sdn Bhd. represent downpayment made for manufacture of products. Subsequently, the downpayment has been utilized and the products received within 30 days from end of reporting period.

b.	Related party transactions

		For the years ended March 31,
Nature	Name	2023	2024	2025	2025
		S$	S$	S$	US$
Accountancy fees	Greenly Trading Company	(74,100)	(331,100)	(72,600)	(53,998)

Sales to	PTH Safety Equipment Sdn Bhd	248,761	184,854	88,680	65,958

Purchases from	PTH Safety Equipment Sdn Bhd	(147,437)	(101,335)	(24,565)	(18,271)

Purchases from	Zhikai International Trade (Shanghai) Co., Ltd	(459,691)	(840,241)	(1,139,643)	(847,633)

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — EQUITY

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

A further 2,000,000 ordinary shares were issued by June 21, 2024, resulting in 14,500,000  ordinary shares outstanding as at March 31, 2025. The Company only has one class of ordinary shares that are accounted for as equity.

Note 17 — DIVIDENDS

During the financial year ended March 31, 2023, the Company declared a interim tax-exempt dividend of S$150,000 and a final tax-exempt dividend of S$2,000,000 for financial year ended March 31, 2023, of which S$1,150,000 was settled during the financial year ended March 31, 2023. The dividend payable of S$2,000,000 was fully settled by September 2023.

Note 18 — OPERATING LEASE LIABILITIES

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

As of March 31, 2025, the options to extend the leases were recognized as ROU assets — operating leases and operating lease liabilities on the consolidated balance sheets. The Company has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at lease inception.

Future operating lease payments, excluding short-term leases, as of March 31, 2024 and 2025, are detailed as follows:

	As of March 31,
	2024	2025	2025
Operating leases	S$	S$	US$
2025	1,486,401	—	—
2026	1,486,401	1,560,506	1,160,659
2027	923,744	1,286,161	956,609
2028	507,605	1,001,379	744,796
2029	362,903	632,677	470,567
2030	—	397,773	295,852
Thereafter	690,000	502,591	373,813
Total future lease payment	5,457,054	5,381,087	4,002,296
Less: Imputed interest	(729,781)	(719,672)	(535,271)
Present value of operating lease liabilities	4,727,273	4,661,415	3,467,025
Less: Current portion	(1,240,129)	(1,298,058)	(965,458)
Long-term portion of lease liabilities	3,487,144	3,363,357	2,501,567

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — OPERATING LEASE LIABILITIES (cont.)

The following table shows the weighted-average lease terms and discount rates for operating leases:

	2024	2025
Weighted average remaining lease term (Years)
Operating leases	4	3

Weighted average discount rate (%)
Operating leases	5%	6%

Note 19 — FINANCE LEASE LIABILITIES

The Company has entered into various non-cancellable finance lease agreements for certain Company’s vehicles. The Company determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

Finance leases are included in property, plant and equipment and current and non-current finance lease liabilities on the consolidated balance sheets.

Future finance lease payments as of March 31, 2024 and 2025, are detailed as follows:

	As of March 31,
	2024	2025	2025
Finance leases	S$	S$	US$
2025	190,711	—	—
2026	146,686	238,473	177,369
2027	116,289	200,085	148,817
2028	98,298	182,094	135,436
2029	46,876	128,072	95,256
2030	—	68,013	50,586
Thereafter	—	75,113	55,867
Total future lease payment	598,860	891,850	663,331
Less: Imputed interest	(51,187)	(99,020)	(73,648)
Present value of finance lease liabilities	547,673	792,830	589,683
Less: Current portion	(168,192)	(199,320)	(148,248)
Long-term potion of finance lease liabilities	379,481	593,510	441,435

The following table shows the weighted-average lease terms and discount rates for operating leases and finance leases:

	2024	2025
Weighted average remaining lease term (Years)
Finance leases	3	3

Weighted average discount rate
Finance leases	5%	4%

The components of the finance lease cost are as follows:

	For the years ended 31 March,
	2023	2024	2025	2025
	S$	S$	S$	US$
Finance lease cost:
Depreciation of property, plant and equipment	253,062	219,170	270,036	200,845
Interest on finance lease (Included in interest expense)	41,225	80,461	39,858	29,645
	294,287	299,631	309,894	230,490

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — CONCENTRATION AND RISKS

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the years ended March 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Amount of the Company’s revenue
Customer A(1)	5,635,667	6,168,565	4,542,669	3,394,865
Customer B(2)	2,811,928	-	-	-

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable, net:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Amount of the Company’s accounts receivable, net
Customer A(1)	2,983,055	2,089,269	1,553,938
Customer B(2)	1,399,173	-	-

(1)	Customer A is a multinational construction corporation based in Singapore.
(2)	Customer B is a multinational oil & gas corporation based in Singapore

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the years ended March 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Amount of the Company’s purchases
Supplier X(3)	3,131,654	3,524,287	3,679,941	2,750,124
Supplier Y(4)	3,940,606	3,482,538	3,852,349	2,878,969

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total accounts payable:

	For the years ended March 31,
	2024	2025	2025
	S$	S$	US$
Amount of the Company’s accounts payable
Supplier X(3)	997,913	809,796	602,303
Supplier Y(4)	843,040	953,941	709,514

(3)	Supplier X is a safety equipment manufactory corporation based in People’s Republic of China.

(4)	Supplier Y is an industrial hardware trading and manufactory corporation based in People’s Republic of China.

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, loan receivable, investments, amount due from related parties and other current assets. As of March 31, 2025 and 2024, all of the Company’s cash and cash equivalents were held in financial institutions with high credit ratings and quality in Singapore. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — CONCENTRATION AND RISKS (cont.)

Loan receivables due from third parties, potentially expose the Company to concentrations of credit risk. As of March 31, 2025 and 2024, loan receivables due from third parties are of high credit ratings and quality. Management believes that these third parties are of high credit quality and continually monitors the credit worthiness of these third parties.

To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these third parties and generally does not require collateral or other security from the third parties. The Company’s policy is to review its loans receivables due from third parties for impairment semi-annually. In determining whether an impairment loss should be recorded in the consolidated statement of operation and comprehensive income at the reporting date, the Company makes judgements as to whether any observable data exists indicating evidence of impairment which would be likely to result in a measurable decrease in the timings and amounts of the estimated future cash flows.

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

Note 21 — COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such a claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

In the opinion of management, there were no pending or threatened claim and litigation as of March 31, 2025 and 2024, and through the issuance date of these consolidated financial statements.

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22 — SEGMENT INFORMATION

The Company applies ASC 280, Segment Reporting, in determining its reportable segments. The Company manages its business under one operating segment and does not allocate its assets to different reporting segments for management reporting purposes.

The following table presents significant expense categories for the years ended March 31, 2023, 2024 and 2025.

	March 31
	2023	2024	2025	2025
	S$	S$	S$	US$
Revenue	37,643,696	41,353,555	43,796,144	32,574,298
Cost of sales	(25,503,026)	(26,645,034)	(29,057,985)	(21,612,484)
Gross profit	12,140,670	14,708,521	14,738,159	10,961,814
Payroll expense	(4,409,757)	(5,461,072)	(6,511,571)	(4,843,117)
Retail outlets related expenses	(757,915)	(1,198,434)	(1,683,253)	(1,251,955)
Other segment expenses*	(3,046,177)	(4,693,606)	(4,305,470)	(3,202,285)
Net income	3,926,821	3,355,409	2,237,865	1,664,457

*	Other segment expenses include research and development expenses, selling and marketing expenses and general and administrative expenses other than payroll expense and retail outlets related expenses.

Note 23 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that from March 31, 2025 up through July 31, 2025 which is the date that these consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these consolidated financial statements.