Form 20-F
period 2026-03-31
Rectitude Holdings Ltd.
filed 2026-07-30
CIK 1995116

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Chan Kah Chun

jiajun@rectitude.com.sg

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,500,000 Ordinary Shares issued and outstanding as of March 31, 2026.

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

“Amended and Restated Memorandum and Articles of Association” means collectively the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association as adopted by way of a special resolution passed on October 3, 2023 with effect from October 3, 2023.

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

“Exchange Act” mean the  United States Securities Exchange Act of 1934, as amended.

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

Rectitude Holdings Ltd is a holding company that is incorporated in the Cayman Islands. As a holding company with no operations, we conduct all of our operations through our wholly-owned subsidiaries in Singapore. Our reporting currency is the U.S. Dollar. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in foreign currency translation reserve. Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Singapore dollars into U.S. dollars are based on the exchange rates set forth in the H10 statistical release of the Federal Reserve Board. Unless otherwise stated, all translations of Singapore dollars into U.S. dollars for the financial year ended March 31, 2026 were made at S$1.2901 to US$1.00 and, the exchange rate set forth in the H10 statistical release of the Federal Reserve Board on March 31, 2026.

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

As of March 31, 2025 and March 31, 2026, we had inventories of S$7.6 million and S$8.1 million respectively. Our revenue relies on customer demand for our safety equipment. Depending on the progress of technological development of safety equipment, our existing safety equipment may become prematurely obsolete or phased out. Any change in customer demand for our products may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off. In that case, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We extend credit terms to some of our customers. Our average accounts receivable turnover days were approximately 109 days, 96 days and 114 days for the financial year ended March 31, 2024, 2025 and 2026 respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations, or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial year ended March 31, 2024, 2025 and 2026, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

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

Our results of operations and capital resources have not been materially impacted by supply chain interruptions during the financial years ended March 31, 2024, 2025, and 2026 and there have not been any material impact for the financial years ended March 31, 2024, 2025 and 2026 because we have locked in the prices of most of our sales orders during these time periods. However, any increased costs from delays, cancellations, and insurance, or disruption to, or inefficiency in, the supply chain network of our third-party service providers, whether due to geopolitical conflicts, or other factors, could affect our revenue and profitability.

For the financial years ended March 31, 2024, 2025 and 2026, our business segments, products, lines of service, projects, or operations were not materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine and the effectiveness of the Uyghur Forced Labor Protection Act (“UFLPA”). Moving forward, we also do not expect to experience such supply chain disruptions in the future because we source our goods from a number of suppliers. To the best of our knowledge, we have not received any information from our suppliers pertaining to any present or potential supply chain disruptions as well. Pertaining to the UFLPA, we understand from our suppliers based in the People’s Republic of China (PRC) that the safety products we have procured are not derived from raw materials obtained from forced labor in China’s Xinjiang Uyghur Autonomous Region. We intend to inform our suppliers of this material preference when placing orders and are considering plans to impose this as a non-negotiable term of our orders in the coming months. Should the opportunity arise, we plan to source more of our products from manufacturers and suppliers outside of the PRC to further diversify our supply chains.

Our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into our products or operations. This reduces our dependency on external technology and lessens the potential impact of cybersecurity breaches or disruptions originating from these third-party entities. Additionally, our emphasis on physical retail shops and warehouses provides an inherent buffer against cyberattacks. Currently, we only receive a small number of inquiries via our website at www.rectitude.com.sg. Sales to end users through e-commerce platforms such as Shopee and Lazada are also minimal, total amounting only to S$26,003, S$10,703 and S$11,061 (US$8,574), for the financial years ended March 31, 2024, 2025 and 2026 with sales via our physical stores and through third party vendors accounting for the rest of our sales. While data breaches and operational disruptions can still occur, the physical presence of our business allows for alternative methods of product distribution and customer service, reducing the overall impact of cybersecurity related incidents on our operations. Despite our perception of the lower risk of cybersecurity related incidents materially affecting our operations, we plan to prioritize the implementation of cybersecurity measures to maintain a secure and reliable business environment. For example, we plan to (i) conduct more rigorous assessments of potential suppliers’ cybersecurity practices, including penetration testing and vulnerability assessments; (ii) incorporate cybersecurity clauses into our business contracts; (iii) include specific security requirements and data protection protocols in our vendor contracts to ensure consistent cybersecurity standards across our supply chain; (iv) educate our employees on cybersecurity threats by providing training for employees to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (v) implement cybersecurity awareness tools and simulations to test employees’ knowledge and response to potential threats. By implementing these measures, we hope that our ability to respond to and recover from any eventual cybersecurity incidents will be enhanced.

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

As we offer safety equipment and firefighting equipment to our customers within Singapore, we will need to maintain such approvals and certifications in order to carry out such services. In addition, we are guided by a set of safety regulations imposed on us as described in the “4.B. Business Overview - Regulation” section on page 18 below. We are subject to monetary fines and/or other penalties if there is an infringement of any of the applicable safety regulations. Our business operations are regulated by various governmental bodies and authorities in Singapore as disclosed in “Item 4.B. Business Overview - Regulation” section of this annual report on page 18. Any such new regulations or any imposition of new licensing requirements that may be applicable to our business operations and/or the products that we supply may have an adverse impact on our operations and financial performance.

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

Mr. Zhang and Ms. Xu Yukai (collectively “the Controlling Shareholders”) together own 68.05% of our issued and outstanding Ordinary Shares.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and related rules with respect to purchases and sales of our securities;

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

Prior to March 18, 2026, as a foreign private issuer, we were exempt from the provisions of Section 16(a) of the Exchange Act, requiring our directors, executive officers and principal shareholders to file public reports of their beneficial ownership of, and transactions in, our equity securities, as well as from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. However, on December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating that directors and officers of foreign private issuers file reports under Section 16(a) of the Exchange Act (Forms 3, 4 and 5) to disclose their beneficial ownership interests and changes therein, effective March 18, 2026. Accordingly, our directors and executive officers are now subject to the reporting requirements of Section 16(a). However, our officers, directors and principal shareholders remain exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and related rules with respect to their purchases and sales of our securities.

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

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2027. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

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

On October 3, 2023, the Company’s shareholders and board of directors approved to amend the authorized share capital from US$50,000, divided into 50,000,000 ordinary shares of a par value of US$0.001 per share, to US$50,000, divided into 500,000,000 ordinary shares of a par value of US$0.0001 per share. As of the date of this annual report, there are 15,482,750 Ordinary Shares issued and outstanding.

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

Recent Developments

On September 8, 2025, the Company announced that it had entered into a Standby Equity Purchase Agreement with Constantinople Limited and Chen Zhiqiang, pursuant to which the Company may, at its discretion and subject to the satisfaction of applicable conditions, issue up to US$32,625,000 of ordinary shares to the investors during the applicable commitment period. The purchase price for shares sold under the arrangement would be based on a 2.5% discount to the lowest daily volume-weighted average price during the three consecutive trading days beginning on the trading day on which the Company delivers an advance notice. The Company stated that it intended to use most of the proceeds from any sales under the agreement to purchase Bitcoin, with the remainder to be used for general corporate purposes. We believe this filing is material because it represents both a potential equity financing arrangement and a shift in treasury strategy. While the arrangement provides the Company with flexibility because there are no mandatory minimum drawdowns and the Company controls the timing and size of advances, the proposed use of proceeds introduces exposure to Bitcoin price volatility and digital asset treasury risks that differ meaningfully from the Company’s core business of safety equipment, industrial products and clean-energy solutions. The Standby Equity Purchase Agreement was terminated on October 9, 2025.

On October 3, 2025, the Company announced that Mr. Chan Yong Xian resigned as Chief Financial Officer of the Company, effective September 30, 2025. The Company stated that Mr. Chan’s resignation was for personal reasons and was not due to any disagreement with the Company. To fill the vacancy, the Board appointed Mr. Chan Kah Chun, then finance manager of the Company, as interim Chief Financial Officer effective October 1, 2025. Mr. Chan Kah Chun has been with the Company for more than 10 years and has approximately 12 years of financial and accounting experience, including experience in bank reconciliations, petty cash, inventory valuation, sales reporting and cash flow management. We believe this transition is important from a governance and disclosure perspective because it involves a change in the Company’s principal financial officer. However, the appointment of an internal finance executive with long tenure at the Company may provide continuity in the Company’s finance function during the interim period. The Company also disclosed that Mr. Chan Kah Chun is not a member of the Board, has no family relationships with any director or executive officer, and has no reportable related-party transactions with the Company.

On March 10, 2026, the Company announced that it had adopted the Rectitude Holdings Ltd 2026 Equity Incentive Plan on March 4, 2026. The plan reserves up to 1,450,000 ordinary shares, par value US$0.0001 per share, for issuance pursuant to awards granted under the plan. The Company stated that the purpose of the plan is to motivate, attract and retain directors, consultants and key employees, encourage them to exert their best efforts on behalf of the Company, and link their personal interests to those of the Company’s shareholders. We believe adoption of the plan is significant because it provides the Company with a formal equity compensation framework following its Nasdaq listing, which may assist the Company in recruiting and retaining talent as it expands its business lines, including industrial safety products and green-energy storage solutions. At the same time, issuances under the plan may result in shareholder dilution, and the Company will need to administer awards in accordance with applicable Nasdaq, SEC and corporate governance requirements.

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

4.B. Business Overview

Overview

Our business is principally involved in the provision of safety equipment, encompassing essential items such as (i) personal protective clothing, hand gloves, safety footwear, and personal fall arrest systems (a system used to arrest an employee in a fall from a walking-working surface, usually consisting of a body harness, anchorage, and connector), (ii) portable fire extinguishers and (iii) traffic products such as rubber speed humps, wheel stops and wheel chocks. Additionally, when needed by our customers, we also offer auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. For the financial years ended March 31, 2025 and March 31, 2024, the provision of safety equipment contributed to 70.0% and 68.9% of our revenue, respectively. For the financial year ended March 31, 2026, we consolidated the revenue for safety equipment and hardware products sale revenue as one group which is 98.0% of the total revenue.

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

We believe we have a corporate culture that motivates newly acquired, entrepreneurial businesses to embrace our shareholder value creation principles. In the financial year ended March 31, 2025, business in Singapore contributed to 95% of our Group’s revenue. In the financial year ended March 31, 2026, business in Singapore contributed to 96%  of our Group’s revenue. We also believe that our financial results reflect our strong market position.

For the financial year ended March 31, 2024, our revenue was S$41.4 million, and our net profit was S$3.4 million. For the financial year ended March 31, 2025, our revenue was S$43.8 milon, and our net profit was S$2.2 million.

For the financial year ended March 31, 2026, our revenue was S$51.3 million, and our net profit was S$3.6 million

This is a growth of 17.1%  in revenue and increase of 60.5%  in net profit respectively.

The cost of revenue increased from S$26.6 million in the financial year ended March 31, 2024 to S$29.1 million in the financial year ended March 31, 2025.

The cost of revenue increased from S$29.1 million in the financial year ended March 31, 2025 to S$34.8 million in the financial year ended March 31, 2026.

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

For the financial year ended March 31, 2026, our 3 categories of revenue were (i) safety equipment and auxiliary product, (ii) service income and (iii) rental of equipment, which accounted for S$50.1 million, S$1.0 million and S$0.1 million respectively.

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

We have strived to maintain stable business relationships with our key customers. For the financial years March 31, 2024, 2025 and 2026, our top five customers accounted for 30%, 25% and 25%  of total sales respectively, one of the top five customer was related party,PTH Safety equipment Sdn Bhd and three  of our top five customers have more than 10 years of business relationships with us.

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

We have a network of twelve strategically located branches across Singapore that stock our safety products. These branches are conveniently situated near our customers’ workplace, allowing us to fulfil their product needs quickly and easily on short notice, and our prompt and efficient delivery capabilities sets us apart from competitors.

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

Certifications

The fire extinguishers which we sell in Singapore are subject to various fire safety standards and regulations, such as the Fire Safety Act 1993. Under the Workplace Safety and Health Act 2006 of Singapore, the Workplace Safety and Health Council has approved Codes of Practices which prescribe the quality and standards of different safety equipment supplied by our Group. Pursuant to these Codes of Practice, our products have received a declaration of conformity which shows that we have complied with the requirements of the relevant standards. For our occupational protective footwear, RPL has obtained a “S” Mark license that signifies our compliance with the AS 2210.3:2019 requirements from Bureau Veritas Australia Pty Ltd, an independent assessor of the quality of our safety equipment. For our personal fall arrest systems (models HT 08 and HT 02K) under our brand HORNET, RPL has obtained a declaration of conformity dated July 21, 2021, last revised May 21, 2024, and expiring July 20, 2027, from Singapore Test Lab Pte Ltd, an independent assessor of the quality of our safety equipment. For our personal fall arrest systems under our brand OSPREY (models OS 08 and OS 02K), RPL has obtained a declaration of conformity dated July 21, 2021, last revised May 21, 2024, and expiring July 20, 2027, from Singapore Test Lab Pte Ltd, an independent assessor of the quality of our safety equipment. For our restraint belts (models SK 07 restraint belt with 20mm gate opening snap hook and SK 17 restraint belt with 55mm gate opening snap hook) under our brand SKYHAWK, RPL has obtained a declaration of conformity dated July 21, 2021, last revised May 21, 2024, and expiring July 20, 2027, from Singapore Test Lab Pte Ltd, an independent assessor of the quality of our safety equipment. For our safety footwear (models 08868, 08858, 07878, 08878, 09818, 09838, 09858, 09868, 07818, 08818, 01818, 01828, 03818, 03838 and 05828) under our brand D&D, RPL has obtained declarations of conformity dated December 8, 2021, last revised October 15, 2024, and expiring December 7, 2027, from Singapore Test Lab Pte Ltd, an independent assessor of the quality of our safety equipment. For our fire extinguishers (models S1, S2, S4, S6 and S9) under our brand STRIKERS, RPL has obtained a certificate of conformity dated December 27, 2024, and expiring December 31, 2029, from TÜV SÜD PSB Pte Ltd, an independent assessor of the quality of our safety equipment. RPL has obtained the bizSAFE Level 3 certification from the Workplace Safety and Health Council, which recognizes that we have conducted risk assessments for every work activity and process in our workplace.

Inventory

For our safety equipment sales, we maintain an inventory of safety shoes, travel restraint and fall arrest system and industrial grade hardware which are in demand with our customers and hence easier to sell.

As of March 31, 2026 and March 31, 2025, we had inventories of S$8.1 million (US$6.2 million), and S$7.6 million respectively.

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

We carry Director’s and Officer’s Liability Insurance effective from June 29, 2026 to June 29, 2027.

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

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Alturan Supplies Pte. Ltd (“ALS”)	September 15, 2009	Singapore	100%	Supply of safety products
P.T.H Pte. Ltd. (“PTH”)	November 3, 2008	Singapore	100%	Supply of safety products
Rectitude Pte Ltd (“RPL”)	December 26, 1997	Singapore	100%	Wholesale of safety products

D. Property, Plant and Equipment

A description of the Company’s leased properties is below:

Location	Usage	Lease Period	Rent (per month)		Approximate area
9 Pioneer Road #01-54 Pioneer Road North Terrace Workshops Singapore 628461	Storage of general industrial hardware and chemical goods	December 16, 2025 to December 15, 2028	S$	7,700	386 sqm/4,155 sq ft
35 Kallang Pudding Road, Tong Lee Building Tower A, #01-08 Singapore 349314	Warehouse	July 15, 2025 to July 14, 2028	S$	9200	354 sqm/3,810 sq ft
51 Tampines Industrial Avenue 5, T5 @ Tampines, Singapore 528635	Use of said premises for purpose approved by the Building Control Division and the Competent Authorities	August 1, 2024 to July 31, 2026	S$	28,000	1,230 sqm/13,240 sq ft
56 Loyang Way, Loyang Enterprise Building, Singapore 508775	Factory	August 25, 2024 to August 24, 2027	S$	13,148	479 sqm/5,156 sq ft
71 Kaki Bukit Ave 1 Shun Li Industrial Park, Singapore 417948	Office, operation, production, repair workshop, storage	October 1, 2023 to September 30, 2026	S$	7,000	826 sqm/8,891 sq ft
Block 828, #01-264 (2nd level) Tampines Street 81, Singapore 520828	Residential	April 1, 2025 to March 31, 2027	S$	3,200	275 sqm/2,963 sq ft
1000 Tai Seng Avenue #01-2508, Singapore 534421	Storage of goods i.e., shoes, body harness, restrain products, hardware and small machinery and as an office	April 24, 2021, to April 23, 2027	S$	5,605	190 sqm/2,045 sq ft
Defu Industrial City, #03-28, 8 Defu South Street 1, Singapore 533758	Warehouse storage for general safety PPE, general hardware and as an office	October 21, 2023 to October 20, 2026	S$	35,204	1,563 sqm/16,819 sq ft
2 Defu South Street 1 #02-02 Singapore 533755	Warehouse storage for general safety PPE, general hardware and as an office	15 November 2023 to 14 November 2026	S$	2,684	69 sqm/743 sq ft
498 Geylang Road Singapore 389456	Warehouse storage for general safety PPE, general hardware and as an office	15 March 2024 to 14 March 2028	S$	10,000	150 sqm/1,600 sq ft
500 Geylang Road Singapore 389458	Warehouse storage for general safety PPE, general hardware and as an office	15 March 2024 to 14 March 2028	S$	10,000	150 sqm/1,600 sq ft
65 Kaki Bukit Avenue 1 Shun Li Industrial Park Singapore 417945	Office and storage for consumer controller goods, paints and general hardwares.	01 August 2025 to 31 July 2027	S$	16,800	825 sqm/8,880 sq ft

On November 25, 2014, we purchased a 2,107 sqm/22,679 sq ft property located at 35 Tampines Industrial Avenue 5, Singapore 528627, which is the current principal executive office of our Group for purchase consideration of S$4,088,000 (US$3,033,766) with a monthly loan repayment of S$20,356 (US$15,106). On October 23, 2017, we purchased a 195 sqm/2,099 sq ft property located at 18 Kaki Bukit Road 3, #01-14, Entrepreneur Business Centre, Singapore 415978 for purchase consideration of S$1,200,000 (US$890,538) with a monthly loan repayment of S$5,749 (US$4,266). On March 1, 2021, we purchased a 294 sqm/3,165 sq ft property located at 71 Woodlands Industrial Park E9, #01-09, Wave 9, Singapore 757048 for purchase consideration of S$1,108,888 (US$822,922) with a monthly loan repayment of S$7,965 (US$5,911). On September 25, 2017, we purchased a 245 sqm/2,637 sq ft property located at 9 Tuas South Avenue 10 #02-20 T99, Singapore 637014 for purchase consideration of S$1,250,000 (US$927,644) with a monthly loan repayment of S$5,516 (US$4,094). On January 2, 2025, we purchased a 179 sqm/1926.7 sq ft property located at the 2nd storey of 2 Tampines North Drive 4, #02-04, Singapore 529434 for the purchase consideration of S$1,311,000.00 (US$975,084) with a monthly loan repayment of S$2,311 (US$1,791). On November 28, 2025, we purchased two units of 159 sqm/1,711.5 sqft properties located at the 1st storey of 23 Lok Yang Way, #01-05 & #01-06, Singapore 628638 for the purchase consideration of S$1,284,000.00 (US$ 995,272) each with monthly loan repayment of S$1,662 (US$1,288).

Intellectual Property

Our Group’s intellectual property rights are important to our business. As of the date of this annual report, the Group has registered the following trademarks.

Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
	Singapore	RPL	T0913908A	Class 25	November 30, 2009	November 30, 2029
	Brunei	RPL	45967	Class 9, 25	October 08, 2014	October 08, 2034
	Cambodia	RPL	KH/116872/25	Class 9	December 31, 2025	January 08, 2036
	Cambodia	RPL	KH/116873/25	Class 25	December 31, 2025	January 08, 2036

Design	Place of Registration	Registered Owner	Registration Number		Class	Registration Date	Expiry Date
	Vietnam	RPL	288567		Class 9, 25	January 07, 2016	January 07, 2036
	Malaysia	RPL	2014064489		Class 9	September 25, 2014	September 25, 2034
	Malaysia	RPL	2014064490		Class 25	September 25, 2014	September 25, 2034
	Australia	RPL	1765250		Class 9, 25	April 15, 2016	April 15, 2036
	PRC	RPL	18955594		Class 9	May 21, 2017	May 20, 2027
	Singapore	RPL	T0913906E		Class 8	November 30, 2009	November 30, 2029
	Singapore	RPL	T0913907C		Class 9	November 30, 2009	November 30, 2029
	Singapore	RPL	40202206325	V	Class 9	March 21, 2022	March 21, 2032

Design	Place of Registration	Registered Owner	Registration Number		Class	Registration Date	Expiry Date
	Singapore	RPL	T1003512Z		Class 9	March 23, 2010	March 23, 2030
	Singapore	RPL	40202254207	Q	Class 8, 35	August 30, 2022	August 30, 2032
	Singapore	PTH	40202304598	W	Class 9, Class 25	March 9, 2023	March 9, 2033
	Singapore	PTH	40202206294	V	Class 9	March 21, 2022	March 21, 2032
	Singapore	PTH	40202115187	Y	Class 6, 9, 20	June 25, 2021	June 25, 2031
	Singapore	PTH	T1108778F		Class 9	July 11, 2011	July 11, 2031
	Singapore	RPL	T1216734A		Class 32	October 31, 2012	October 31, 2032

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

(5)	Class 25: Clothing, footwear, headwear

(6)	Class 32: Fruit juices, mineral water (beverages)

(7)	Class 35: Convenience store retailing: Department store retailing; Online retail services; Online wholesale services; Providing consumer product information; Retail services; Provision of an online marketplace for buyers and sellers of goods and services; Supermarket retailing; The bringing together, for the benefit of others, of a variety of goods (excluding the transport thereof), enabling customers to conveniently view and purchase those goods from a general merchandise catalogues by mail order; Wholesale services; Pharmacy retail services; Provision of commercial information.

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

5.A. Operating Results.

Overview

Our business is principally involved in (i) provision of auxiliary products & safety equipment such as personal protective clothing, hand gloves, safety footwear, personal fall arrest systems (a system used to arrest an employee in a fall from a walking-working surface, usually consisting of a body harness, anchorage, and connector), portable fire extinguishers and traffic products such as rubber speed humps, wheel stops and wheel chocks, (ii) rental of AIMS battery energy storage system (BESS) and industrial required machinery. Additionally, when needed by our customers, we also offer interlocking paver supply & laying services that required for construction sites.

Our products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region including Brunei, Cambodia, Malaysia, Indonesia, Vietnam, China and Thailand. The bulk of our customers belong to the infrastructure development, building construction, marine, oil and gas industries, and general industrial markets. This broad market coverage allows us to serve a diverse customer base and capitalize on growth opportunities in various sectors. Our business strategy involves enhancing our market presence in Singapore and increasingly, the Southeast Asian region as well as executing selected acquisitions that meet our specific investment criteria.

We believe we have a corporate culture that motivates newly acquired, entrepreneurial businesses to embrace our shareholder value creation principles. In the financial year ended March 31, 2025, business in Singapore contributed to 95.0% of our Group’s revenue. In the financial year ended March 31, 2026, business in Singapore contributed to 96.0% of our Group’s revenue. We also believe that our financial results reflect our strong market position.

For the financial year ended March 31, 2024, our revenue was S$41.4 million, and our net profit was S$3.4 million.

For the financial year ended March 31, 2025, our revenue was S$43.8 million, and our net profit was S$2.2 million.

For the financial year ended March 31, 2026, our revenue was S$51.3 million, and our net profit was S$3.6 million.

This is a growth of 17.1% in revenue and increase of 60.5% in net profit respectively.

The cost of revenue increased from S$26.6 million in the financial year ended March 31, 2024 to S$29.1 million in the financial year ended March 31, 2025.

The cost of revenue increased from S$29.1 million in the financial year ended March 31, 2025 to S$34.8 million in the financial year ended March 31, 2026.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, in absolute amount of its total revenue.

Years Ended March 31, 2024, 2025 and 2026

	For the Years ended March 31,
	2024	2025	2026
	S$	S$	S$
Revenue	41,353,555	43,796,144	51,263,918
Cost of revenue	(26,645,034)	(29,057,985)	(34,774,738)
Gross profit	14,708,521	14,738,159	16,489,180

Operating expenses
Selling and marketing expenses	(3,423,531)	(4,798,465)	(5,326,659)
Research and development expenses	(76,386)	(156,947)	—
General and administrative expenses	(7,044,966)	(7,545,515)	(6,898,110)
Total operating expenses	(10,544,883)	(12,500,927)	(12,224,769)

Income from operations	4,163,638	2,237,232	4,264,411

Other income/(expense)
Other income, net	198,440	421,223	662,458
Interest expense	(214,462)	(200,638)	(175,245)
Total other income/(expense), net	(16,022)	220,585	487,213

Income before income tax	4,147,616	2,457,817	4,751,624

Income tax expense	(792,207)	(219,952)	(1,160,339)
Net income for the year	3,355,409	2,237,865	3,591,285

Comparison of Years Ended March 31, 2025 and 2026

Revenue

We generate revenue primarily from the sale of safety equipment & auxiliary products and renting of AIMS Battery Energy Storage System (BESS) & industrial required machinery. Additionally, we also offer interlocking paver supply & laying services based on customers’ needs. Total revenues increased by S$7,467,774, or 17.1%, from S$43,796,144 for the year ended March 31, 2025, to S$51,263,918 (US$39,737,227)  for the year ended March 31, 2026.

The following table sets forth our revenue by sales categories for the periods indicated.

	For the years ended March 31,
	2025	2026	Variance
	S$	S$	S$	%
Sales of products – at a point in time
Safety equipment and auxiliary product	43,796,144	50,097,489	6,301,345	14.4%
Service income	-	1,033,385	1,033,385	N.M.
	43,796,144	51,130,874	7,334,730	16.7%
Services- over time
Rental of equipment, net	-	133,044	133,044	N.M.
Total revenue	43,796,144	51,263,918	7,467,774	17.1%

During the years ended March 31, 2026, sale of safety equipment & auxiliary products accounted for approximately 97.7% of the total revenue, while supply & laying of interlocking pavers and rental of BESS & other machinery accounted for approximately 2.0% and 0.3% of the total revenue, respectively. Overall, our revenue increase was driven by higher demand by our customers, such as those in the construction sectors driven by new construction projects, which were driven by the economic activities in Singapore.

Cost of revenue

The cost of revenue primarily consisted of purchasing costs of our safety equipment and auxiliary products. The total cost of sales increased by S$5,716,753, or 19.7%, from S$29,057,985 for the year ended March 31, 2025, to S$34,774,738 (US$26,955,638) for the year ended March 31, 2026.

The approximately 19.7% overall increase in cost of revenue was driven by higher sales volumes associated with overall business growth, partially offset by ongoing product sourcing and cost-optimization efforts.

Gross profit

For the years ended March 31, 2025 and 2026, our gross profits were S$14,738,159 and S$16,489,180 (US$12,781,589), respectively, and our gross profit margins were approximately 34% and 32%, respectively. Our gross profit increased by S$1,751,021, or approximately 11.9% primarily due to the increase in the sale of new industrial products. Our gross profit margin decreased slightly by approximately 2% mainly due to competitive pricing measures.

Selling and marketing expenses

The following table sets forth a breakdown of our selling and marketing expenses for the periods indicated.

	For the Years ended March 31,
	2025	2026	Variance
	S$	S$	S$	%
Selling and marketing expenses
Advertising and promotion	460,591	229,181	(231,410)	(50.2)%
Staff expenses	2,654,621	3,266,051	611,430	23.0%
Branches related expenses	1,683,253	1,831,427	148,174	8.8%
Total selling and marketing expenses	4,798,465	5,326,659	528,194	11.0%

Selling and marketing expenses primarily included expenses related to advertising and marketing activities and associated costs of our retail branches, which included labor costs, sales commissions and operating lease expenses. Selling and marketing expenses increased by S$528,194, or approximately 11.0%, from S$4,798,465 for the year ended March 31, 2025, to S$5,326,659 (US$4,128,960) for the year ended March 31, 2026. The increase was primarily due to an increase in the allocation of resources to running and expanding our retail branches, which is expected to continue in the next year. Additionally, supply & laying of interlocking paver and rental of BESS & machinery also incurred certain marketing expenses. While these incurred marketing expenses, it also brings in additional revenue.

Research and development expenses

The following table sets forth a breakdown of our research and development expenses for the periods indicated.

	For the Years ended March 31,
	2025	2026	Variance
	S$	S$	S$	%
Research and development expenses
Staff expenses	63,177	-	(63,177)	(100)%
Software, license and subscription fees	93,770	-	(93,770)	(100)%
Total research and development expenses	156,947	-	(156,947)	(100)%

Research and development expenses primarily consisted of compensation cost to engineering, design and product development employees and software expenses. Research and development expenses decreased by approximately 100%, from S$156,947 for the year ended March 31, 2025 to S$NIL for the year ended March 31, 2026 due to there is no additional cost required at the latest stage.

General and administrative expenses

The following table sets forth a breakdown of our general and administrative expenses for the periods indicated.

	For the Years ended March 31,
	2025	2026	Variance
	S$	S$	S$	%
General and administrative expenses
Staff expenses	3,967,057	4,028,487	61,430	1.5%
Professional fees	1,151,546	618,182	(533,364)	(46.3)%
Depreciation	609,711	682,365	72,654	11.9%
General insurance	190,002	185,682	(4,320)	(2.3)%
Property maintenance & property tax	42,992	74,573	31,581	73.5%
Testing fees	147,036	67,176	(79,860)	(54.3)%
Transportation	157,090	124,002	(33,088)	(21.1)%
Upkeep of motor vehicles	380,410	385,339	4,929	1.3%
Provision for allowance for expected credit losses	357,750	33,074	(324,676)	(90.8)%
Communication	57,447	63,240	5,793	10.1%
Bank charges	48,534	80,881	32,347	66.6%
Annual listing fees	74,541	90,582	16,041	21.5%
Investors relations expenses	81,637	101,954	20,317	24.9%
License fees	4,906	10,568	5,662	115.4%
Others	274,856	352,005	77,149	28.1%
Total general and administrative expenses	7,545,515	6,898,110	(647,405)	(8.6)%

General and administrative expenses consisted primarily of motor vehicle running expenses, transportation, property maintenance and property tax, provision for allowance for expected credit losses and general administrative expenses such as staff costs, depreciation, legal and professional fees and other miscellaneous administrative expenses. General and administrative expenses decreased by S$647,405 or approximately 8.6%, from S$7,545,515 for the year ended March 31, 2025, to S$6,898,110 (US$5,347,070) for the year ended March 31, 2026, mainly due to a  decrease in provision for allowance for expected credit losses to third parties, transportation, testing fees, general insurance and professional fees. These decreases were due to company was putting efforts on account receivable credit control and carry out tighter expense controls.

Other income, net

Other income primarily consisted of gain from foreign currency exchange, gain on disposal of property, plant and equipment, operating lease modifications income, rental income, interest income from loan receivables, fair value change in financial instruments and government grants. Other income increased by S$241,235, or approximately 57.3% from S$421,223 for the year ended March 31, 2025, to S$662,458 (US$513,504) for the year ended March 31, 2026. The increase was mainly driven by gain on foreign currency exchange of S$402,621 during the financial year ended March 31, 2026 and gain on disposal of property, plant and equipment of S$34,530 for the year ended March 31, 2026 which arose due to we sold a fully depreciated vehicle at a good selling price during the year ended March 31, 2026. Total rental income were S$42,378 and S$43,416 (US$33,654) for the years ended March 31, 2025 and 2026, respectively. Mainly due to increased in premises rental charges to third parties.

Interest expense

Interest expense primarily consisted of accrued interest from guaranteed bank loans and finance lease liabilities. Interest expenses decreased by S$25,393, or approximately 12.7% from S$200,638 for the year ended March 31, 2025, to S$175,245 (US$135,841) for the year ended March 31, 2026. The decrease was mainly due to a decreased in interest expense from bank loan from S$160,780 for the year ended March 31, 2025 to S$130,578 (US$101,215) for the year ended March 31, 2026 offset by increased in interest expenses from finance lease from S$39,858 for the year ended March 31, 2025 to S$44,666 (US$34,623) for the year ended March 31, 2026.

Income tax expense

Our income tax expense were S$219,952 and S$1,160,339 (US$899,436) for the years ended March 31, 2025 and March 31, 2026, respectively. We incurred higher income tax expenses for the year 2026 which is in line with our higher income before income taxes provision.

Net income for the year

As a result of the foregoing, our net income for the year increased by S$1,353,420, or approximately 60.5%, from S$2,237,865 for the year ended March 31, 2025, to S$3,591,285 (US$2,783,786) for the year ended March 31, 2026.

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

Interest expense

Interest expense primarily consisted of accrued interest from guaranteed bank loans and finance lease liabilities. Interest expenses decreased by S$13,824, or approximately 6.45% from S$214,462 for the year ended March 31, 2024, to S$200,638 (US$149,229) for the year ended March 31, 2025. The decrease was mainly due to an increase in interest expense from bank loan from S$134,001 for the year ended March 31, 2024 to S$160,780 (US$119,583) for the year ended March 31, 2025 and the decrease in interest expenses from finance lease from S$80,461 for the year ended March 31, 2024 to S$39,858 (US$29,645) for the year ended March 31, 2025.

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

5.B. Liquidity and Capital Resources.

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

As of March 31, 2026, our cash balances amounted to approximately S$6,054,617 (US$4,693,236), and our current assets were S$34,408,009 (US$26,671,369), and our current liabilities were S$13,613,875 (US$10,552,795). For the year ended March 31, 2026, we generated profit for the year of S$3,591,285 (US$2,783,786) with net operating cash outflows of S$2,153,490 (US$1,669,279).

In assessing our liquidity, we believe that our current cash and cash flows provided by investing activities and guaranteed loans from banks, will be sufficient to meet our working capital requirements and debt obligations in the next 12 months from the date the audited financial statements are issued. However, if we experience an adverse operating environment or incur unanticipated capital expenditures, or if we decide to accelerate our growth, then additional financing may be required. No assurance can be provided, however, that additional financing, if required, would be available at all or on favourable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows Analysis

Cash Flows for the Years ended March 31, 2024, 2025 and 2026

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years ended March 31,
	2024	2025	2026
	S$	S$	S$
Net cash provided by/(used in) operating activities	4,200,037	200,134	(2,153,490)
Net cash (used in)/provided by investing activities	(230,355)	(5,795,189)	2,295,356
Net cash (used in)/provided by financing activities	(2,933,645)	8,773,249	(734,037)
Increase/(decrease) in cash and cash equivalents	1,036,037	3,178,194	(592,171)
Cash and cash equivalents at the beginning of the year	2,432,557	3,468,594	6,646,788
Cash and cash equivalents at the end of the year	3,468,594	6,646,788	6,054,617

Operating activities

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

For the year ended March 31, 2025, net cash provided by operating activities was S$200,134 (US$148,854 ), primarily resulted from our profit for the year of S$2,237,865 (US$1,664,457), as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items consisted of depreciation of property, plant and equipment of S$609,711 (US$453,485), amortization of ROU asset of S$1,291,797 (US$960,801), reduced lease payments from lease modification of S$30,798 (US$22,907), provision for allowance for expected credit losses of S$358,426 (US$266,587), gain on disposal of property, plant and equipment of S$957 (US$712) and fair value gain in financial assets of S$5,478 (US$4,074). Changes in operating assets and liabilities mainly included: (i) a decrease in advances to related parties of S$121,208 (US$90,151), (ii) an decrease in other payable of S$850,431 (US$632,526); (iii) an increase in accounts payables of S$1,130,409 (US$840,765); and offset by (i) an increase in accounts receivable, net of S$397,380 (US$295,560) (ii) an increase in inventories of S$1,328,153 (US$987,842); (iii) an increase in other receivables of S$148,153 (US$ 110,192); (iv) interest expenses from finance lease liabilities of S$39,858 (US$29,645) and (vi) a decrease in operating lease liabilities of S$1,224,960 (US$911,090) and (vii) an decrease in income tax payable of S$723,114 (US$537,829).

For the year ended March 31, 2026, net cash used in operating activities was S$2,153,490 (US$1,669,279), primarily resulted from our profit for the year of S$3,591,285 (US$2,783,786), as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items consisted of depreciation of property, plant and equipment of S$682,365 (US$528,935), amortization of ROU asset of S$1,442,271 (US$1,117,976), gain on disposal of property, plant and equipment of S$34,530 (US$26,766), allowance for inventory write-down of S$89,298 (US$69,219), provision for allowance for expected credit losses of S$33,074 (US$25,637), and fair value loss in financial assets of S$3,056 (US$2,369). Changes in operating assets and liabilities mainly included: (i) an increase in accounts receivable, net of S$3,991,265 (US$3,093,829); (ii) an increase in other receivables of S$339,129 (US$262,878); (iii) an increase in advances to supplier of S$2,243,674 (US$1,739,184); (iv) an increase in advances to related parties of S$469,836 (US$364,193); (v) an increase in inventories of S$624,521 (US$484,097); (vi) a decrease in other payable of S$519,792 (US$402,917); (vii) interest expenses from finance lease liabilities of S$44,666 (US$34,623); (viii) a decrease in operating lease liabilities of S$1,420,319 (US$1,100,960); and offset by (i) an increase in accounts payables of S$1,290,465 (US$1,000,304) and (ii) an increase in income tax payable of S$402,428 (US$311,942).

Investing activities

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

For the year ended March 31, 2026, net cash provided by investing activities was S$2,295,356 (US$1,779,246), which primarily consisted of purchase of property, plant and equipment (PPE), proceeds from disposal of PPE, and repayment of loan from third parties of S$2,458,316 (US$1,905,564).

Financing activities

For the year ended March 31, 2024, net cash used in financing activities was S$2,933,645 which primarily consisted of repayment of guaranteed bank loans of S$126,628, payment of finance lease obligations of S$76,991, payment of dividends of S$2,000,000, repayment to shareholders of S$186,950 and payment of deferred IPO expenses of S$543,076.

For the year ended March 31, 2025, net cash provided by financing activities was S$8,773,249 (US$6,525,288) which primarily consisted of proceed from issuance of common shares of S$9,505,469 (US$7,069,892), repayment of guaranteed bank loans of S$566,835 (US$421,595), payment of finance lease obligations of S$165,385 (US$123,009).

For the year ended March 31, 2026, net cash used in financing activities was S$734,037 (US$568,989) which primarily consisted of repayment of bank loans of S$524,875 (US$406,857) and payment of finance lease obligations of S$209,162 (US$162,132).

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As of March 31, 2024, 2025 and 2026, we do not believe that any such matters, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Capital Expenditures

We incurred capital expenditures of S$235,355, S$615,809 and S$197,410 (US$153,022) for the financial year ended March 31, 2024, March 31, 2025, and March 31, 2026, respectively, primarily driven by purchases of equipment and two units of properties.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company - D. Property, Plant and Equipment - Intellectual Property.

5.D. Trend Information.

Singapore’s construction sector is in the midst of a structural super-cycle through 2030, driven by an elevated pipeline of mega-infrastructure, public housing acceleration, industrial modernization, and strict sustainability mandates. According to the Building and Construction Authority (BCA), construction demand reached S$50.5 billion in 2025 and is projected to maintain high levels between S$47 billion and S$53 billion. Over the medium term (2027 to 2030), annual construction demand is expected to settle into a structurally elevated baseline of S$39 billion to S$46 billion per year well above pre-pandemic historical averages.

Infrastructure & Transport (The Mega-Projects)

Aviation & Maritime:

Work is accelerating on Changi Airport Terminal 5 (T5) and its associated airframe MRO facilities, along with the phased expansion of the Tuas Mega Port.

Mass Transit: Continuous rail expansion including the Cross Island Line (Phase 1, 2, and 3), Downtown Line 2 Extension, Thomson-East Coast Line Extension, and major signalling system upgrades.

Roads & Utilities: Civil engineering is anchored by the North-South Corridor (NSC), the Deep Tunnel Sewerage System (DTSS Phase 2), and the Tuas Nexus integrated waste/water facility.

Residential Housing & Redevelopment

Public Housing (HDB): The government committed to launching around 55,000 Build-To-Order (BTO) flats with flexible scaling based on market demand. Focus is shifting toward shorter waiting times, accelerating demand for Prefabricated Prefinished Volumetric Construction (PPVC).

Urban Masterplans: Early-phase infrastructure development for long-term precincts like the Greater Southern Waterfront, Paya Lebar Airbase relocation preparation, and new residential estates (e.g., Tengah).

Private Residential: Revived Government Land Sales (GLS) and falling interest rate environments continue to drive private redevelopment and showflat demand.

Industrial, Healthcare & Institutional

Healthcare Infrastructure: Construction of the new Tengah General & Community Hospitaland the large-scale redevelopment of the National University Hospital (NUH) at Kent Ridge.

Education: New city campuses including the Singapore University of Social Sciences (SUSS) at Ophir-Rochor and major Junior College rebuilds.

Hospitality & Retail: Multi-billion dollar expansions of integrated resorts—notably Marina Bay Sands (MBS IR2) and Resorts World Sentosa (RWS 2.0).

Advanced Industrial & Energy: Growth in high-tech manufacturing plants, pharmaceutical expansions (e.g., vaccine manufacturing facilities), green data centers, and grid-scale Battery Energy Storage Systems (BESS).

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

Singapore’s Building and Construction Authority (BCA) has provided preliminary actual construction demand for 2022 stood at S$29.8 billion, aligning with BCA’s earlier projections and reflecting the industry’s resilience. The public sector contributed S$17.9 billion, bolstered by projects such as the Cross Island MRT Line and healthcare facilities. Meanwhile, the private sector saw a slight moderation but remained robust, with a demand of S$11.9 billion, supported by private residential and industrial developments.

BCA has provided an outlook for Singapore’s construction sector, anticipating the total construction demand in 2023, which represents the value of construction contracts to be awarded, to be in the range of S$27 billion to S$32 billion.

The public sector is expected to contribute significantly, accounting for about 60% of the total construction demand, with an estimated value between S$16 billion and S$19 billion. This can be attributed to the ongoing public housing projects, particularly the Build-To-Order (BTO) flats. Additionally, projects in industrial and institutional building construction, such as water treatment plants and educational facilities, will contribute substantially. The civil engineering construction sector is expected to remain robust due to continued MRT line construction and infrastructure projects.

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

	Construction demand (S$ billion)			Construction Output^ (Nominal S$
Year	Public	Private	Total	billion)
2022 p	17.9	11.9	29.8	30.2
2023 f	16-19	11-13	27-32	30-33
2024-2027 f1	14-18 p.a.	11-14 p.a.	25-32 p.a.

p:	Preliminary; f: forecast
*	Construction demand: Value of contracts awarded
^	Construction output: Value of certified progress payments

5.E. Critical Accounting Policies and Estimates

We prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. When reviewing our financial statements, you should consider our selection of critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the sensitivity of our reported results to changes in conditions and assumptions.

We consider an accounting policy to be critical if it requires a choice between acceptable accounting methods or requires significant judgment in its application. We consider an accounting estimate to be critical if (i) the nature of the estimate or assumption is material because it requires a significant level of subjectivity and judgment, and (ii) the impact of the estimate or assumption is material to our financial condition and results of operations. We believe that the accounting policy relating to revenue recognition, and the accounting estimates relating to the allowance for slow-moving inventories, the allowance for expected credit losses on accounts receivable, and fair value measurement, involve the most significant judgments and estimates used in the preparation of our consolidated financial statements. These critical accounting policies and estimates should be read together with Note 2 to our consolidated financial statements included elsewhere in this annual report.

Actual results may differ from these estimates under different assumptions or conditions.

A summary of our critical accounting policies follows:

Revenue recognition

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

Sales of products

Revenue for sales of products which are primarily safety equipment and auxiliary products, including battery energy storage systems (“BESS”), are recognized at a point in time when the Company has satisfied its performance obligation. The key performance obligation of the Company is delivery of goods or collection by customer has occurred, evidenced by the acceptance of products by customers, whereby physical and legal control of the products is passed from the Company to its customer, and there’s no fulfilled obligation from the Company.

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

Service income

Revenue from supply and laying of interlocking pavers service is recognized at a point in time when the Company satisfied its performance obligation. The Company is engaged, typically as a sub-contractor to a main contractor, to supply and lay interlocking pavers on the customer's project site.

Revenue is recognized upon completion and certification/acceptance of service rendered, being the point at which the Company has a present right to payment and the risks and rewards have passed to the customer. The transaction price is fixed at contract inception. No element of financing is deemed present

The Company is a principal and records revenue on a gross basis, as it controls the paving service before transfer to the customer, is primarily responsible for fulfilling the promise, and remains obligated to settle its subcontractors regardless of payment from the customer. Subcontractor charges are recognized as cost of sales.

Rental of equipment, net

Revenue from rental of equipment is recognized over the rental period and ceases upon demobilization or termination of the rental arrangement. The Company acts as an agent in these rental arrangement as the equipment is leased from supplier on back-to-back basis.

A summary of our critical accounting estimates follows:

Allowance for slow-moving inventories

Inventories, which comprise mainly safety products held for sale, are stated at the lower of cost, determined on a first-in, first-out basis, or net realizable value. We record an allowance for slow-moving and obsolete inventories based on management’s estimate of future consumption, taking into account historical sales volumes, the aging and condition of the inventory items and expected demand.

This estimate is critical because it is subjective and sensitive to changes in market demand, product mix and selling prices. If actual demand or selling prices are lower than estimated, additional write-downs may be required in future periods.

Allowance for expected credit losses on accounts receivable

Accounts receivable are carried at net realizable value, net of an allowance for expected credit losses. We estimate expected credit losses using our historical collection and loss experience, the aging of receivables, and current and forward-looking information on the financial condition of our customers and on economic conditions. We also assess individually customers with significant or overdue balances.

This estimate is critical because it requires significant judgment in selecting the historical loss data, assessing individual customer credit risk and incorporating forward-looking information. The allowance is sensitive to changes in these assumptions, and actual losses may differ from our estimates.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure fair value using a hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An instrument’s categorization is based on the lowest level of input that is significant to the measurement. The carrying amounts of our financial assets and liabilities that are short-term in nature, including cash and cash equivalents, accounts receivable, other receivables, loan receivables, bank loans, lease liabilities, accounts payable, other payables and amounts due to related parties, approximate their fair values because of their short maturities.

Fair value measurement is critical for our financial instrument representing a life insurance policy taken out on a shareholder, which is carried at fair value based on its cash surrender value in accordance with ASC 325-30, Investments in Insurance Contracts. Because the cash surrender value is not derived from an active market, this measurement is classified within Level 3 of the fair value hierarchy and requires significant management judgment.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the names, ages and titles of our Directors and Executive Officers

Name	Age	Title
Zhang Jian	55	Chairman, Chief Executive Officer and Executive Director
Huang Dong	42	Executive Director
Victor Aw	53	Executive Director
Ang Siew Sang	72	Executive Director
Chan Kah Chun	33	Chief Financial Officer

Independent Directors

Name	Age	Title
Fok Chee Khuen	47	Independent Director
Shirley Tan	50	Independent Director
Clive Ho Yip Seng	63	Independent Director

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

Mr. Chan Kah Chun is the Chief Financial Officer of our Company. Mr. Chan joined RPL in April, 2015. In his work experience, Mr. Chan served as an Accounts Executive at Kings Materials Pte Ltd, Singapore from September 2014 to March 2015, where he handled various financial tasks, including recording purchases transactions, managing AP & AR transactions, handling petty cash, and monitoring company cash flow and bank accounts. He was also responsible for preparing sales reports for company sales meetings and inventory valuation. Additionally, he worked as an Accounts Executive at CSJ & Associates Marketing Pte Ltd, Singapore, where he managed data entry of sales and purchases, handled AP & AR transactions, monitored monthly expenses and income, and conducted bank reconciliations. Mr. Chan Kah Chun has a strong background in accounting and business. He completed the ACCA Diploma in Accounting and Business from Kompas International College, Malaysia, which included passing ACCA Foundation Level papers F1, F2, and F3. Additionally, he obtained several diplomas from Shen Jai School of Commerce, Malaysia, including LCCI Level 3 Higher Diploma in Accounting, LCCI Level 3 Higher Diploma in Cost Accounting, and LCCI Level 2 Diploma in Book-keeping and Accounting.

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

6.B. Compensation

Compensation of Executive Directors and Executive Officers

For the financial year ended March 31, 2026, we paid an aggregate of approximately S$1,268,889 (approximately US$983,559) in cash to our Executive Directors and Executive Officers.

For the financial year ended March 31, 2025, we paid an aggregate of approximately S$1,577,915 (approximately US$1,173,607) in cash to our Executive Directors and Executive Officers

For the financial year ended March 31, 2024, we paid an aggregate of approximately S$1,289,435 in cash to our Executive Directors and Executive Officers.

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

Mr. Fok Chee Khuen, Ms. Shirley Tan and Mr. Clive Ho Yip Seng serve on the audit committee, which is chaired by Mr. Fok Chee Khuen. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Fok Chee Khuen as  an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

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

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series, 5250(b)(3) and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we intend to have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of Nasdaq corporate governance rules, we comply with Nasdaq corporate governance rules applicable to foreign private issuers.

Duties of Directors

Under Cayman Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the Companies Act or our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time. Our Company has the right to seek damages for breaches of duties owed to us by our directors.

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

6.D. Employees

We employed 145 people as of the date of this annual report, 123 people as of March 31, 2026, and 111 people as of March 31, 2025, who were all located in Singapore.

The following table sets forth the breakdown of our full-time employees and 1 part-time employee in Operations of RPL:

Function	Number of employees
Management	6
Finance	5
Human Resource	1
IT	2
Sales & Marketing	14
Operations	117
Total	145

Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named Executive Officers;

●	each of our Directors; and

●	all of our current Executive Officers and Directors as a group.

The number and percentage of Ordinary Shares are based on 15,482,750 Ordinary Shares issued and outstanding as of the date of this annual report.

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

Unless otherwise noted below, the address of each person listed on the table is 35 Tampines Industrial Avenue 5 T5@Tampines, Singapore 528627.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Named Executive Officers and Directors:
Zhang Jian	6,550,000	42.31%
Huang Dong	517,000	3.34%
Victor Aw	11,000	0.07%
Ang Siew Sang	14,000	0.09%
Chan Kah Chun	10,000	0.06%

Independent Directors:
Fok Chee Khuen	-	-
Shirley Tan	-	-
Clive Ho Yip Seng	-	-
All executive officers and directors as a group (8 persons)	7,102,000	45.87%

5% Shareholders:
Zhang Jian	6,550,000	42.31%
Xu Yukai	3,987,500	25.75%
Chin Fook Onn	1,062,500	6.86%

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended March 31, 2026.

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

Nature of relationships with related parties

Related Party Name	Relationship to the Company
Mr Zhang Jian (“Mr Zhang”)	Shareholder and Director
Ms Xu Yukai (“Mrs Zhang”)	Shareholder
Mr Huang Dong (“Mr Huang”)	Shareholder and Director
Ms Ang Siew Sang (“Ms Sang”)	Director
PTH Safety equipment Sdn Bhd	Shareholder and director is Mr Zhang and Mr Huang
Zhikai International Trade (Shanghai) Co., Ltd	Shareholder and director is Mr Zhang
Rectitude Safety Equipment Co., Ltd	Shareholder and director is Mr Zhang
Greenly Trading Company	Shareholder is Ms Ang

a.	Related party balances

		As of March 31,
Nature	Name	2025	2026	2026
		S$	S$	US$
Advances to	Zhikai International Trade (Shanghai) Co., Ltd(1)	55,507	57,514	44,582

Advances to	PTH Safety Equipment Sdn Bhd(2)	181,304	641,756	497,457

Advance to	Rectitude Safety Equipment Co., Ltd(3)	-	7,377	5,719
Total		236,811	706,647	547,758

(1)	On April 1, 2021, the Company entered into a sales and supply service agreement with Zhikai International Trade (Shanghai) Co.,Ltd, whose shareholder and director is Mr Zhang, to provide products supplies services to the Company. The balances due from Zhikai International Trade (Shanghai) Co.,Ltd represent downpayment made for manufacture of products. Subsequently, the downpayment has been utilized and the products received within 30 days from end of reporting period.

(2)	On April 1, 2021, the Company entered into a sales and supply service agreement with PTH Safety Equipment Sdn Bhd, whose shareholders and directors are Mr Zhang and Mr Huang, to provide products supplies services to PTH Safety Equipment Sdn Bhd. The balances due from PTH Safety Equipment Sdn Bhd. represent downpayment made for manufacture of products. Subsequently, the downpayment has been utilized and the products received within 30 days from end of reporting period.

(3)	The Company entered into a sales and supply service agreement with Rectitude Safety Equipment Co, Ltd, whose shareholder and director is Mr Zhang, to provide products supplies services to Rectitude Safety Equipment. The balances due from Rectitude Safety Equipment Co, Ltd. represent payment on behalf of operating expense.

b.	Related party transactions

		For the years ended March 31,
Nature	Name	2024	2025	2026	2026
		S$	S$	S$	US$
Accountancy fees	Greenly Trading Company	(331,100)	(72,600)	(72,600)	(56,276)

Tax fee	Greenly Trading Company	-	-	(24,000)	(18,603)

Sales to	PTH Safety Equipment Sdn Bhd	184,854	88,680	978,643	758,595

Purchases from	PTH Safety Equipment Sdn Bhd	(101,335)	(24,565)	-	-

Purchases from	Zhikai International Trade (Shanghai) Co., Ltd	(840,241)	(1,139,643)	(290,034)	(224,820)

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares for which the offer has been made, the offeror may, at any time, within a two-month period, after the approval by the said holders, to require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2026, our disclosure controls and procedures were effective.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2026.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements as of March 31, 2026 and 2025, and for the years ended March 31, 2026, 2025 and 2024 included in this annual report have been audited by WWC, P.C., an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA94403.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, for the periods indicated.

	Years Ended March 31,
Services	2024	2025	2026
	US$	US$	US$
Audit Fees(1) - WWC, P.C.	168,000	168,000	168,000
Total	168,000	168,000	168,000

Note 1:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, as well as audit fees related to acquisitions, and comfort letter in connection with the underwritten public offering.

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

Currently, we have elected to follow home country practice in Cayman Islands in lieu of Nasdaq Listing Rule 5600, including Rule 5605(b)(1), Rule 5605(b)(2), Rule 5605(d), Rule 5605(e), Rule 5610, Rule 5620(a), Rule 5620(b), Rule 5620(c), Rule 5630, Rule 5635(a), Rule 5635(b), Rule 5635(c), and Rule 5635(d), with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing standards. For further details, please refer to the section titled “Risks related to our Securities - As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market listing standards.”

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

Item 16K. Cybersecurity

Risk Management and Strategy

Our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into our products or operations. This reduces our dependency on external technology and lessens the potential impact of cybersecurity breaches or disruptions originating from these third-party entities. Additionally, our emphasis on physical retail shops and warehouses provides an inherent buffer against cyberattacks. Currently, we only receive a small number of inquiries via our website at www.rectitude.com.sg. Sales to end users through e-commerce platforms such as Shopee and Lazada are also minimal, total amounting only to S$26,003, S$10,703 and S$11,061 (US$8,574), for the financial years ended March 31, 2024, 2025 and 2026, respectively, with sales via our physical stores and through third party vendors accounting for the rest of our sales. While data breaches and operational disruptions can still occur, the physical presence of our business allows for alternative methods of product distribution and customer service, reducing the overall impact of cybersecurity related incidents on our operations. Despite our perception of the lower risk of cybersecurity related incidents materially affecting our operations, we plan to prioritize the implementation of cybersecurity measures to maintain a secure and reliable business environment. For example, we plan to (i) conduct more rigorous assessments of potential suppliers’ cybersecurity practices, including penetration testing and vulnerability assessments; (ii) incorporate cybersecurity clauses into our business contracts; (iii) include specific security requirements and data protection protocols in our vendor contracts to ensure consistent cybersecurity standards across our supply chain; (iv) educate our employees on cybersecurity threats by providing training for employees to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (v) implement cybersecurity awareness tools and simulations to test employees’ knowledge and response to potential threats. By implementing these measures, we hope that our ability to respond to and recover from any eventual cybersecurity incidents will be enhanced.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Rectitude Holdings Ltd (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Employment Agreement between Rectitude Holdings Ltd and Zhang Jian (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024)

4.2*	Employment Agreement between Rectitude Holdings Ltd and Chan Kah Chun

4.3	Director Offer Letter between Rectitude Holdings Ltd and Victor Aw (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024)

4.4	Director Offer Letter between Rectitude Holdings Ltd and Huang Dong (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024)

4.5	Director Offer Letter between Rectitude Holdings Ltd and Ang Siew Sang (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024)

4.6	Independent Director Offer Letter between Rectitude Holdings Ltd and Shirley Tan (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024)

4.7	Independent Director Offer Letter between Rectitude Holdings Ltd and Clive Ho Yip Seng (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024)

4.8	Independent Director Offer Letter between Rectitude Holdings Ltd and Fok Chee Khuen (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024)

4.9	Acting in Concert Agreement between Mr. Zhang Jian and Ms. Xu Yukai (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024)

8.1	List of Subsidiaries of Rectitude Holdings Ltd (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024)

11.1	Code of Ethics of Rectitude Holdings Ltd (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024)

11.2	Insider Trading Policy of Rectitude Holdings Ltd (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1	Executive Compensation Recovery Policy of Rectitude Holdings Ltd (incorporated by reference to Exhibit 14.3 to our registration statement on Form F-1 (File No. 333-276517), as amended, initially filed with the SEC on January 16, 2024)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Rectitude Holdings Ltd

By:	/s/ Jian Zhang
Name:	Jian Zhang
Title:	Chairman, Chief Executive Officer and Executive Director

Date: July 30, 2026

Rectitude Holdings Ltd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Rectitude Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rectitude Holdings Ltd and its subsidiaries (collectively the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

San Mateo, California

July 30, 2026

RECTITUDE HOLDINGS LTD

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2025	2026	2026
	S$	S$	US$
Assets
Current assets
Cash and cash equivalents	6,646,788	6,054,617	4,693,236
Accounts receivable, net	11,547,018	15,505,209	12,018,863
Inventories, net	7,578,048	8,113,271	6,289,002
Other receivables	645,462	984,591	763,206
Advance to supplier	800,000	3,043,674	2,359,304
Advances to related parties	236,811	706,647	547,758
Total current assets	27,454,127	34,408,009	26,671,369

Non-current assets
Financial instrument	236,771	233,715	181,164
Loan receivables	5,180,380	2,410,860	1,868,778
Property, plant and equipment, net	6,399,557	7,505,578	5,817,949
Right-of-use assets – operating leases	4,420,627	4,065,355	3,151,260
Total non-current assets	16,237,335	14,215,508	11,019,151
Total assets	43,691,462	48,623,517	37,690,520

Liabilities and shareholders’ equity
Current liabilities
Bank loans, current portion	400,016	487,266	377,704
Finance lease liabilities, current portion	199,320	206,352	159,954
Accounts payable	7,571,503	8,861,968	6,869,355
Operating lease liabilities, current portion	1,298,058	1,513,298	1,173,033
Other payables	2,208,350	1,688,558	1,308,885
Provision for income taxes	454,005	856,433	663,864
Total current liabilities	12,131,252	13,613,875	10,552,795

Non-current liabilities:
Bank loans, non-current portion	2,834,183	3,518,428	2,727,309
Finance lease liabilities, non-current portion	593,510	627,176	486,155
Operating lease liabilities, non-current portion	3,363,357	2,814,797	2,181,890
Deferred tax liabilities	1,446	1,446	1,121
Total non-current liabilities	6,792,496	6,961,847	5,396,475
Total liabilities	18,923,748	20,575,722	15,949,270
Commitments and contingencies (Note 20)	—	—	—
Shareholders’ equity
Ordinary shares, US$0.0001 par value, authorized 500,000,000 shares, issued 14,500,000 and 14,500,000 shares outstanding as of March 31, 2025 and March 31, 2026, respectively*	1,978	1,978	1,533
Additional paid-in capital	11,382,600	11,382,600	8,823,222
Retained earnings	13,444,178	17,035,463	13,205,041
Accumulated other comprehensive losses	(61,042)	(372,246)	(288,546)
Total shareholders’ equity	24,767,714	28,047,795	21,741,250
Total liabilities and shareholders’ equity	43,691,462	48,623,517	37,690,520

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 16.

The accompanying notes are an integral part of these consolidated financial statements

RECTITUDE HOLDINGS LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years ended March 31,
	2024	2025	2026	2026
	S$	S$	S$	US$
Revenue	41,353,555	43,796,144	51,263,918	39,737,227
Cost of revenue	(26,645,034)	(29,057,985)	(34,774,738)	(26,955,638)
Gross profit	14,708,521	14,738,159	16,489,180	12,781,589

Operating expenses
Selling and marketing expenses	(3,423,531)	(4,798,465)	(5,326,659)	(4,128,960)
Research and development expenses	(76,386)	(156,947)	—	—
General and administrative expenses	(7,044,966)	(7,545,515)	(6,898,110)	(5,347,070)
Total operating expenses	(10,544,883)	(12,500,927)	(12,224,769)	(9,476,030)

Income from operations	4,163,638	2,237,232	4,264,411	3,305,559

Other income/(expense)
Other income, net	198,440	421,223	662,458	513,504
Interest expense	(214,462)	(200,638)	(175,245)	(135,841)
Total other income/(expense), net	(16,022)	220,585	487,213	377,663

Income before income tax	4,147,616	2,457,817	4,751,624	3,683,222

Income tax expense	(792,207)	(219,952)	(1,160,339)	(899,436)
Net income	3,355,409	2,237,865	3,591,285	2,783,786

Other comprehensive loss
Foreign currency translation adjustments	—	(61,042)	(311,204)	(241,230)
Comprehensive income	3,355,409	2,176,823	3,280,081	2,542,556

Weighted average number of ordinary shares
Basic and diluted*	12,500,000	14,056,164	14,500,000	14,500,000
Earnings per share
Basic and diluted	0.27	0.16	0.25	0.19

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 16.

The accompanying notes are an integral part of these consolidated financial statements.

RECTITUDE HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional		Accumulated other	Total
	Number of		paid-in	Retained	comprehensive	shareholders’
	shares	Amount	capital	earnings	income	equity
		S$	S$	S$	S$	S$
Balance as at April 1, 2023*	12,500,000	1,707	3,377,293	7,850,904	—	11,229,904
Net income	—	—	—	3,355,409	—	3,355,409
Balance as at March 31, 2024	12,500,000	1,707	3,377,293	11,206,313	—	14,585,313
Issuance of ordinary shares	2,000,000	271	8,005,307	—	—	8,005,578
Net income	—	—	—	2,237,865	—	2,237,865
Foreign currency translation adjustments	—	—	—	—	(61,042)	(61,042)
Balance as at March 31, 2025	14,500,000	1,978	11,382,600	13,444,178	(61,042)	24,767,714
Net income	—	—	—	3,591,285	—	3,591,285
Foreign currency translation adjustments	—	—	—	—	(311,204)	(311,204)
Balance as at March 31, 2026	14,500,000	1,978	11,382,600	17,035,463	(372,246)	28,047,795
Balance as at March 31, 2026 (US$)		1,533	8,823,222	13,205,041	(288,546)	21,741,250

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 16.

The accompanying notes are an integral part of these consolidated financial statements.

RECTITUDE HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2024	2025	2026	2026
	S$	S$	S$	US$
Cash flows from operating activities
Net income	3,355,409	2,237,865	3,591,285	2,783,786

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property, plant and equipment	536,013	609,711	682,365	528,935
Amortization of right-of-use assets	986,420	1,291,797	1,442,271	1,117,976
Operating lease modifications	(7,025)	(30,798)	—	—
Gain on disposal of property, plant and equipment	(5,000)	(957)	(34,530)	(26,766)
Allowance for inventories write-down	56,415	—	89,298	69,219
Provision for allowance for expected credit losses – third parties	68,436	358,426	33,074	25,637
Fair value change in financial instrument	(9,502)	(5,478)	3,056	2,369

Changes in operating assets and liabilities
Accounts receivable, net	(899,646)	(397,380)	(3,991,265)	(3,093,829)
Other receivables	35,705	(148,153)	(339,129)	(262,878)
Advance to supplier	—	(800,000)	(2,243,674)	(1,739,184)
Advances to related parties	—	121,208	(469,836)	(364,193)
Inventories	(524,506)	(1,328,153)	(624,521)	(484,097)
Accounts payable	(229,789)	1,130,409	1,290,465	1,000,304
Other payables	1,602,687	(850,431)	(519,792)	(402,917)
Finance lease liabilities – interest portion of lease payment	(80,461)	(39,858)	(44,666)	(34,623)
Operating lease liabilities	(816,855)	(1,224,960)	(1,420,319)	(1,100,960)
Income tax payable	131,736	(723,114)	402,428	311,942
Net cash provided by/(used in) operating activities	4,200,037	200,134	(2,153,490)	(1,669,279)

Cash flows from investing activities:
Purchases of property, plant and equipment	(235,355)	(615,809)	(197,410)	(153,022)
Proceeds from disposal of property, plant and equipment	5,000	1,000	34,450	26,704
Disbursement of loan to third parties	—	(7,680,380)	—	—
Repayment of loan from third parties	—	2,500,000	2,458,316	1,905,564
Net cash (used in)/provided by investing activities	(230,355)	(5,795,189)	2,295,356	1,779,246

Cash flows from financing activities:
Proceeds from common shares issued for cash	—	9,505,469	—	—
Repayment to shareholders, net	(186,950)	—	—	—
Dividends paid	(2,000,000)	—	—	—
Deferred IPO expenses	(543,076)	—	—	—
Repayments of bank loans	(126,628)	(566,835)	(524,875)	(406,857)
Payments for finance lease liabilities – principal portion	(76,991)	(165,385)	(209,162)	(162,132)
Net cash (used in)/ provided by financing activities	(2,933,645)	8,773,249	(734,037)	(568,989)

Net changes in cash and cash equivalents	1,036,037	3,178,194	(592,171)	(459,022)
Cash and cash equivalents at beginning of the year	2,432,557	3,468,594	6,646,788	5,152,258
Cash and cash equivalents at end of the year	3,468,594	6,646,788	6,054,617	4,693,236

Supplement disclosures of cash flow information
Income taxes paid	(660,471)	(943,066)	(757,911)	(587,482)
Interest paid	(214,462)	(200,638)	(175,245)	(135,841)

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2025	March 31, 2026
Year-end spot rate	US$1=S$1.3445	US$1=S$1.2901
Average rate	US$1=S$1.3381	US$1=S$1.2871

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from S$ into US$ as of and for the year ended March 31, 2026 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = S$1.2901, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

Management recognized additional provision for allowance for expected credit losses of S$358,426 and S$33,074 (US$25,637) in profit or loss during the years ended of March 31, 2025 and 2026, respectively.

Inventories, net

Inventories, net which comprise mainly of safety products available for sale, and are primarily stated at the lower of cost (on first-in, first-out basis) or net realizable value. Inventories valuation allowance is based on management’s estimate of future consumption for safety products and historical sales volumes.

Management recognized additional of allowance for inventories write-down of S$89,298 (US$69,219) in profit or loss during the year ended of March 31, 2026. No allowance for inventories write-down recorded by the Company for March 31, 2025.

Other receivables

Other receivables primarily consist of prepaid expenses for insurance and refundable deposits for leases. These amounts bear no interest. Management reviews its prepayments and refundable deposits placed with counterparties on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2025 and 2026, no allowance was deemed necessary. Management believes that these counterparties are of high credit quality and continually monitors the credit worthiness of these counterparties.

Loan receivables

Loan receivables are initially measured at the amount of consideration exchanged and subsequently measured at amortized cost and adjusted for potential allowance for expected credit losses. Loan receivables primarily consist of loan made to a third party for cash management purpose. These amounts bear an interest of 5.00% per annum. Management reviews its loan receivables placed with counterparties on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2026, no allowance was deemed necessary. Management believes that the counterparty is high credit quality and continually monitors the credit worthiness of these counterparties.

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

Impairment for long-lived assets

The Company’s long-lived assets with finite lives, including property, plant and equipment, net are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2025 and 2026, no impairment of long-lived assets was recognized.

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

Cash and cash equivalents, accounts receivable, net, other receivables, loan receivable, bank loans — current portion, operating lease liabilities — current portion, finance lease liabilities — current portion, accounts payable, other payables, amount due to shareholders and amount due to director are financial assets and liabilities and are subject to fair value measurement. The Company’s current financial assets and liabilities are short-term in nature, therefore, management believes their carrying value approximate their fair value.

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

Lease modification arose from the Company’s renegotiation and modification of certain existing operating lease contracts for certain outlets by extending the lease term for another 2 to 3 years at revised lease payments during the year ended 31 March 2026.

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Revenue recognition

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

Sales of products

Revenue for sales of products which are primarily safety equipment and auxiliary products, including battery energy storage systems (“BESS”), are recognized at a point in time when the Company has satisfied its performance obligation. The key performance obligation of the Company is delivery of goods or collection by customer has occurred, evidenced by the acceptance of products by customers, whereby physical and legal control of the products is passed from the Company to its customer, and there’s no fulfilled obligation from the Company.

Upon local customers’ acceptance/acknowledgement on the acceptance of goods, control of the goods is passed from the Company to the customer, at which the Company believes it has satisfied its performance obligation to recognize revenue. For overseas customers, control of the goods is passed to the customer in accordance with terms and conditions ie. Free on Board (“FOB”), as stipulated in the respective contracts with customers. No element of financing is deemed present as typical payment terms range from 30 to 180 days from the date of issuance of invoice.

The Company is a principal and records revenue on a gross basis as the Company is primarily responsible for fulfilling the goods or services to the customers, is subject to inventory risk, has discretion in establishing pricing and the ability to direct the control of the promised goods before transferring those goods to the customers.

Service income

Revenue from supply and laying of interlocking pavers service is recognized at a point in time when the Company satisfied its performance obligation. The Company is engaged, typically as a sub-contractor to a main contractor, to supply and lay interlocking pavers on the customer's project site.

Revenue is recognized upon completion and certification/acceptance of service rendered, being the point at which the Company has a present right to payment and the risks and rewards have passed to the customer. The transaction price is fixed at contract inception. No element of financing is deemed present

The Company is a principal and records revenue on a gross basis, as it controls the paving service before transfer to the customer, is primarily responsible for fulfilling the promise, and remains obligated to settle its subcontractors regardless of payment from the customer. Subcontractor charges are recognized as cost of sales.

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Rental of equipment, net

Revenue from rental of equipment is recognized over the rental period and ceases upon demobilization or termination of the rental arrangement. The Company acts as an agent in these rental arrangement as the equipment is leased from supplier on back-to-back basis.

Cost of revenue

Cost of revenue of safety products and other emerging products, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of products, net of discount received, and freight and handling charges.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, amortization of ROU — operating leases, rental expenses, media expenses for online and traditional advertising, as well as labor costs. For the fiscal years ended March 31, 2024, 2025 and 2026, the Company’s selling and marketing expenses were S$3,423,531, S$4,798,465 and S$5,326,659 (US$4,128,960) respectively.

Research and development expenses

Research and development expenses primarily consist of compensation cost to engineering, design and product development employees. For the fiscal years ended March 31, 2024, 2025 and 2026, the Company’s research and development expenses were S$76,386, S$156,947 and Nil respectively.

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

Government grants, are recognized when received and all the conditions for their receipt have been met and are recorded as part of “other income”. The total grants received were S$136,827, S$28,192 and S$22,615 (US$17,530) for the years ended March 31, 2024, 2025 and 2026, respectively from the Singapore Government.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the years ended March 31, 2024, 2025 and 2026. The Company had no uncertain tax positions for the years ended March 31, 2024, 2025 and 2026. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2024, 2025 and 2026, there were no dilutive shares.

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

Recently issued accounting pronouncements

Adoption of Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company adopted ASU 2023-09 for the year beginning on April 1, 2025 on a prospective basis, and has included the new tax disclosure requirements within consolidated financial statements. (See Note 13).

New Accounting Standards That Have Not Yet Been Adopted:

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

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Revenue

The following table presents the Company’s revenue disaggregated by product categories for the years ended March 31, 2024, 2025 and 2026, respectively:

	For the years ended March 31,
	2024	2025	2026	2026
	S$	S$	S$	US$
Sales of products – at a point in time
Safety equipment and auxiliary product	41,353,555	43,796,144	50,097,489	38,833,070
Service income	-	-	1,033,385	801,028
	41,353,555	43,796,144	51,130,874	39,634,098
Services- over time
Rental of equipment, net	-	-	133,044	103,129
Total revenue	41,353,555	43,796,144	51,263,918	39,737,227

Note 4 — OTHER INCOME, NET

	For the years ended March 31,
	2024	2025	2026	2026
	S$	S$	S$	US$
Gain on foreign currency exchange, net	21,083	13,291	402,621	312,091
Operating lease modifications	7,025	30,798	—	—
Gain on disposal of property, plant and equipment	5,000	957	34,530	26,766
Rental income	19,003	42,378	43,416	33,654
Fair value change in financial instrument (Note 8)	9,502	5,478	(3,056)	(2,369)
Government grants	136,827	28,192	22,615	17,530
Interest income from loan receivables (Note 11)	—	300,129	162,332	125,832
Toal other income, net	198,440	421,223	662,458	513,504

Rental income related to short-term leasing of premises to a third-party customer for the year ended March 31, 2024, 2025 and March 31, 2026.

Note 5 — INVENTORIES, NET

Inventories, net consist of the following:

	As of March 31,
	2025	2026	2026
	S$	S$	US$
Goods in transit	896,791	227,757	176,546
Inventories	7,472,866	8,766,421	6,795,291
Less: Allowance for inventories write-down	(791,609)	(880,907)	(682,835)
Inventories, net	7,578,048	8,113,271	6,289,002

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	As of March 31,
	2025	2026	2026
	S$	S$	US$
Accounts receivable – third parties	12,656,589	16,647,854	12,904,584
Less: Provision for allowance for credit losses – third parties	(1,109,571)	(1,142,645)	(885,721)
Accounts receivable, net	11,547,018	15,505,209	12,018,863

As at the end of each reporting period, the aging analysis of accounts receivable, net of provision for allowance for expected credit losses, based on due date is as follows:

	As of March 31,
	2025	2026	2026
	S$	S$	US$
Within 30 days	6,767,079	8,957,903	6,943,718
Between 31 and 60 days	1,354,777	2,459,726	1,906,657
Between 61 and 90 days	1,260,919	1,376,531	1,067,018
Between 91 and 120 days	649,852	1,148,936	890,598
Over 120 days	1,514,391	1,562,113	1,210,872
Total accounts receivable, net	11,547,018	15,505,209	12,018,863

Accounts receivable, net due over 120 days are mainly due from few major customers with good payment profile and extended credit term are given.

Movements in provision for allowance for credit losses — third parties are as follows:

	As of March 31,
	2025	2026	2026
	S$	S$	US$
Provision for allowance for expected credit losses, beginning	751,145	1,109,571	860,084
Additions, net	358,426	33,074	25,637
Provision for allowance for expected credit losses, ending	1,109,571	1,142,645	885,721

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — ADVANCE TO SUPPLIER

	As of March 31,
	2025	2026	2026
	S$	S$	US$

Advance to supplier	800,000	3,043,674	2,359,304

In the prior financial year, the Company paid a deposit of S$0.80 million to a supplier for the acquisition of battery energy storage system (“BESS”) units.

During the financial year, the Company entered into a new agreement with the same supplier for the purchase of BESS units for a total initial payment of S$4.02 million. In addition to the prior year deposit of S$0.80 million, an additional S$3.22 million was paid to supplier during the year.

Under the agreement, the purchase price of each unit delivered is offset against the advances instead of being settled separately upon delivery. The units are expected to be delivered over a period of two years from the date of the agreement. During the financial year, S$0.98 million was offset against the advances. The remaining balance of S$3.04 million as at 31 March 2026 represents the unutilized portion available for offset against future deliveries.

Note 8 — FINANCIAL INSTRUMENT

	As of March 31,
	2025	2026	2026
	S$	S$	US$
Financial instrument, beginning	231,293	236,771	183,533
Net fair value change (Note 4)	5,478	(3,056)	(2,369)
Financial instrument, ending	236,771	233,715	181,164

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

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	As of March 31,
	2025	2026	2026
	S$	S$	US$
Leasehold buildings and leasehold improvement*	8,288,008	9,640,784	7,473,054
Computers	70,635	84,464	65,472
Office equipment	49,695	49,992	38,751
Machinery	530,182	530,183	410,971
Furniture, fixtures & fittings	61,971	78,183	60,604
Motor vehicles	2,745,758	3,065,864	2,376,504
Subtotal	11,746,249	13,449,470	10,425,356
Less: Accumulated depreciation and amortization	(5,346,692)	(5,943,892)	(4,607,407)
Property, plant and equipment, net	6,399,557	7,505,578	5,817,949

*	Leasehold buildings and leasehold improvements include construction in progress of S$433,263 and S$1,729,689 (US$1,340,768) as of March 31, 2025 and 2026, respectively. The related construction projects are expected to be completed by February 2028 and February 2029, respectively. These projects are financed through bank borrowings, as disclosed in Note 12.

Depreciation expenses of owned assets for the years ended March 31, 2024, 2025 and 2026 amounted to S$316,843, S$339,675 and S$360,248 (US$279,240), respectively. Certain leasehold properties are pledged to the banks for the Company’s bank loans (Note 12).

No impairment loss had been recognized during the years ended March 31, 2024, 2025 and 2026, respectively.

The carrying value of property, plant and equipment on finance lease arrangements held by the Company are summarized as follows:

	As of March 31,
	2025	2026	2026
	S$	S$	US$
Motor vehicles	2,241,131	2,098,687	1,626,797
Less: Accumulated amortization	(1,406,214)	(1,246,164)	(965,964)
Motor vehicles, net	834,917	852,523	660,833

Amortization expenses of assets under finance lease arrangements for the years ended March 31, 2024, 2025 and 2026 amounted to S$219,170, S$270,036 and S$322,117 (US$249,684), respectively.

RECTITUDE HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — RIGHT-OF-USE ASSETS — OPERATING LEASES

Amounts relating to right-of-use assets on operating lease held by us and the associated accumulated amortization are summarized as follows:

	As of March 31,
	2025	2026	2026
	S$	S$	US$
Leasehold properties	6,336,278	7,423,277	5,754,153
Less: Accumulated amortization	(1,915,651)	(3,357,922)	(2,602,893)
Right-of-use assets – operating leases	4,420,627	4,065,355	3,151,260

Amortization expenses of right-of-use assets — operating leases for the years ended March 31, 2024, 2025 and 2026 amounted to S$986,420, S$1,291,797 and S$1,442,271 (US$1,117,976) respectively.

Note 11 — LOAN RECEIVABLES

	As of March 31,
	2025	2026	2026
	S$	S$	US$
Loan receivables, beginning	—	5,180,380	4,015,572
Additions	7,680,380	—	—
Repayment	(2,500,000)	(2,458,316)	(1,905,564)
Foreign exchange differences	—	(311,204)	(241,230)
Loan receivables, ending	5,180,380	2,410,860	1,868,778

Loan amount due from a third party bears interest of 5.00% per annum, unsecured and repayable in 3 years.

Note 12 — BANK LOANS

Long-term and short-term bank loans are as follows:

	As of March 31,
	2025	2026	2026
	S$	S$	US$
Total bank loans	3,234,199	4,005,694	3,105,013
Less: current portion of bank loans	(400,016)	(487,266)	(377,704)
Long-term bank loans	2,834,183	3,518,428	2,727,309

RECTITUDE HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — BANK LOANS (cont.)

Bank loans comprised of the following:

Loan	Principal amount		Maturity date	Interest rate	Repayment method	March 31, 2025	March 31, 2026	March 31, 2026
						S$	S$	US$
				Fixed at 1.68% for first 2 years.
Mortgage loan I	S$	3,270,400	July 31, 2030	Subsequent years- 1.30% to 2.00% over the applicable 3-month Compounded Singapore Overnight Rate Average (“SORA”)	Monthly repayment	1,188,377	1,006,166	779,930

Mortgage loan II	S$	1,062,500	May 31, 2036	1.30% to 2.00% over the applicable 3-month SORA	Monthly repayment	670,829	628,829	487,437

Mortgage loan III	S$	887,000	March 31, 2031	1.30% to 2.00% over the applicable 3-month SORA	Monthly repayment	565,504	480,246	372,263

Mortgage loan IV	S$	907,000	August 31, 2036	1.30% to 2.00% over the applicable 3-month SORA	Monthly repayment	595,455	552,634	428,374

Mortgage loan V*	S$	1,048,800	March 21, 2040	Fixed at 3.00% for first 2 years Subsequent years- 3.00% over the applicable 3-month Compounded Singapore Overnight Rate Average (“SORA”)	Monthly repayment	131,219	316,950	245,683

Mortgage loan VI	S$	350,000	June 18,2030	Prevailing 3-month Cost of Funds plus 1.50%	Monthly repayment	—	301,248	233,512

Mortgage loan VII*	S$	1,091,400	February 28,2045	3-month SORA (in advance) plus a margin of 0.75% per annum for the first 2 years, and 3.00% per annum thereafter.	Monthly repayment	—	321,337	249,084

Mortgage loan VIII*	S$	1,091,400	February 28,2045	3-month SORA (in advance) plus a margin of 0.75% per annum for the first 2 years, and 3.00% per annum thereafter.	Monthly repayment	—	321,425	249,153

Term loan I	S$	960,000	August 31, 2036	1.30% to 2.00% over the applicable 3-month SORA	Monthly repayment	66,617	61,826	47,924

Term loan II	S$	200,000	August 31, 2036	1.30% to 2.0% over the applicable 3-month SORA	Monthly repayment	16,198	15,033	11,653
Total bank loans						3,234,199	4,005,694	3,105,013

*	Mortgage Loan V,VII,VIII relates to the construction in progress, as disclosed in Note 9.

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — BANK LOANS (cont.)

For the years ended March 31, 2024, 2025 and 2026, the effective interest rate of the Company’s bank loans ranged from 3.53% to 6.71%, 1.68% to 4.98%, and 2.80% to 4.94% per annum respectively.

Interest expenses arising from the Company’s bank loans for the years ended March 31, 2024, 2025 and 2026 amounted to S$134,001, S$160,780 and S$130,578 (US$101,215) respectively.

The Company’s bank loans are secured by the following — existing first legal mortgages over certain properties of the Company, existing corporate guarantee from a director and shareholder of the Company and an insurance policy as disclosed in Note 8.

The maturity dates for the Company’s outstanding bank loans as of March 31,2025 and 2026 are as follows:

	As of March 31,
	2025	2026	2026
	S$	S$	US$
2026	490,858	—	—
2027	484,500	616,407	477,808
2028	483,922	616,407	477,808
2029	483,922	616,407	477,808
2030	483,922	616,407	477,808
2031	—	444,519	344,569
Thereafter	1,347,093	1,654,934	1,282,822
Total bank loans	3,774,217	4,565,081	3,538,623
Less: Imputed interest	(540,018)	(559,387)	(433,610)
Present value of bank loans	3,234,199	4,005,694	3,105,013

The Company’s bank loan agreements contain certain covenants, which require compliance with certain financial ratios. As of March 31, 2025 and 2026, the Company were in compliance with all the financial covenants under its existing loan agreements.

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

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — TAXES (cont.)

Singapore

The Company’s subsidiaries, Rectitude Pte Ltd, P.T.H. Pte Ltd and Alturan Supplies Pte Ltd are considered Singapore tax resident enterprises under Singapore tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate for the year ended March 31, 2026 of 17% (2024 and 2025: 17%).

The income tax provision consist of the following components:

	For the years ended March 31,
	2024	2025	2026	2026
	S$	S$	S$	US$
Current income tax expense:
Singapore	792,207	219,952	1,160,339	899,436
Foreign jurisdiction	—	—	—	—
Total current income tax expense	792,207	219,952	1,160,339	899,436

Effective tax rate	19.1%	8.9%	24.4%	24.4%

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the years ended March 31,
	2024	2025	2026	2026
	S$	S$	S$	US$
Income before tax	4,147,616	2,457,817	4,751,624	3,683,222
Singapore statutory income tax rate	17%	17%	17%	17%
Income tax expense computed at statutory rate	705,095	417,829	807,776	626,148

Reconciling items:
Income not subject to tax in Singapore	(40,126)	(1,774)	(56,287)	(43,631)
Non-deductible expenses	131,965	160,622	418,761	324,601
Tax exemption and rebates	(43,760)	(55,425)	(34,850)	(27,014)
Utilization of prior year deferred tax assets not recognized	—	—	(296,743)	(230,020)
Under/(over) provision of tax in prior financial year	19,016	(205,399)	321,682	249,352
Others	20,017	(95,901)	—	—
Income tax expenses	792,207	219,952	1,160,339	899,436

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — OTHER PAYABLES

The components of other payables are as follows:

	As of March 31,
Other payables	2025	2026	2026
	S$	S$	US$
Current
Accrued expenses	1,952,121	1,471,286	1,140,467
Other payables	256,229	217,272	168,418
	2,208,350	1,688,558	1,308,885

Accrued expenses mainly consist of professional service fees and cost incurred for operating activities which are yet to bill.

Other payables mainly consist of payable for other services and utilities expenses.

Note 15 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Mr Zhang Jian (“Mr Zhang”)	Shareholder and Director
Ms Xu Yukai (“Mrs Zhang”)	Shareholder
Mr Huang Dong (“Mr Huang”)	Shareholder and Director
Ms Ang Siew Sang (“Ms Ang”)	Director
PTH Safety equipment Sdn Bhd	Shareholder and director is Mr Zhang and Mr Huang
Zhikai International Trade (Shanghai) Co., Ltd	Shareholder and director is Mr Zhang
Rectitude Safety Equipment Co., Ltd	Shareholder and director is Mr Zhang
Greenly Trading Company	Shareholder is Ms Ang

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Related party balances and transactions (cont.)

a.	Related party balances

		As of March 31,
Nature	Name	2025	2026	2026
		S$	S$	US$
Advances to	Zhikai International Trade (Shanghai) Co., Ltd(1)	55,507	57,514	44,582

Advances to	PTH Safety Equipment Sdn Bhd(2)	181,304	641,756	497,457

Advance to	Rectitude Safety Equipment Co., Ltd(3)	—	7,377	5,719
Total		236,811	706,647	547,758

(1)	On April 1, 2021, the Company entered into a sales and supply service agreement with Zhikai International Trade (Shanghai) Co.,Ltd, whose shareholder and director is Mr Zhang, to provide products supplies services to the Company. The balances due from Zhikai International Trade (Shanghai) Co.,Ltd represent downpayment made for manufacture of products. Subsequently, the downpayment has been utilized and the products received within 30 days from end of reporting period.

(2)	On April 1, 2021, the Company entered into a sales and supply service agreement with PTH Safety Equipment Sdn Bhd, whose shareholders and directors are Mr Zhang and Mr Huang, to provide products supplies services to PTH Safety Equipment Sdn Bhd. The balances due from PTH Safety Equipment Sdn Bhd. represent downpayment made for manufacture of products. Subsequently, the downpayment has been utilized and the products received within 30 days from end of reporting period.

(3)	The Company entered into a sales and supply service agreement with Rectitude Safety Equipment Co, Ltd, whose shareholder and director is Mr Zhang, to provide products supplies services to Rectitude Safety Equipment. The balances due from Rectitude Safety Equipment Co, Ltd. represent payment on behalf of operating expense.

b.	Related party transactions

		For the years ended March 31,
Nature	Name	2024	2025	2026	2026
		S$	S$	S$	US$
Accountancy fees	Greenly Trading Company	(331,100)	(72,600)	(72,600)	(56,276)

Tax fee	Greenly Trading Company	—	—	(24,000)	(18,603)

Sales to	PTH Safety Equipment Sdn Bhd	184,854	88,680	978,643	758,595

Purchases from	PTH Safety Equipment Sdn Bhd	(101,335)	(24,565)	—	—

Purchases from	Zhikai International Trade (Shanghai) Co., Ltd	(840,241)	(1,139,643)	(290,034)	(224,820)

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

Note 17 — OPERATING LEASE LIABILITIES

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

As of March 31, 2026, the options to extend the leases were recognized as ROU assets — operating leases and operating lease liabilities on the consolidated balance sheets. The Company has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at lease inception.

Future operating lease payments, excluding short-term leases, as of March 31, 2025 and 2026, are detailed as follows:

	As of March 31,
	2025	2026	2026
Operating leases	S$	S$	US$
2026	1,560,506	—	—
2027	1,286,161	1,532,127	1,187,628
2028	1,001,379	1,223,803	948,631
2029	632,677	926,460	718,145
2030	397,773	575,374	446,001
Thereafter	502,591	640,591	496,554
Total future lease payment	5,381,087	4,898,355	3,796,959
Less: Imputed interest	(719,672)	(570,260)	(442,036)
Present value of operating lease liabilities	4,661,415	4,328,095	3,354,923
Less: Current portion	(1,298,058)	(1,513,298)	(1,173,033)
Long-term portion of lease liabilities	3,363,357	2,814,797	2,181,890

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — OPERATING LEASE LIABILITIES (cont.)

The following table shows the weighted-average lease terms and discount rates for operating leases:

	2025	2026
Weighted average remaining lease term (Years)
Operating leases	3	4

Weighted average discount rate (%)
Operating leases	6%	6%

Note 18 — FINANCE LEASE LIABILITIES

The Company has entered into various non-cancellable finance lease agreements for certain Company’s vehicles. The Company determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

Finance leases are included in property, plant and equipment and current and non-current finance lease liabilities on the consolidated balance sheets.

Future finance lease payments as of March 31, 2025 and 2026, are detailed as follows:

	As of March 31,
	2025	2026	2026
Finance leases	S$	S$	US$
2026	238,473	—	—
2027	200,085	243,228	188,538
2028	182,094	225,198	174,562
2029	128,072	172,034	133,352
2030	68,013	109,277	84,706
2031	—	103,110	79,926
Thereafter	75,113	78,043	60,495
Total future lease payment	891,850	930,890	721,579
Less: Imputed interest	(99,020)	(97,362)	(75,470)
Present value of finance lease liabilities	792,830	833,528	646,109
Less: Current portion	(199,320)	(206,352)	(159,954)
Long-term portion of finance lease liabilities	593,510	627,176	486,155

The following table shows the weighted-average lease terms and discount rates for operating leases and finance leases:

	2025	2026
Weighted average remaining lease term (Years)
Finance leases	3	3

Weighted average discount rate
Finance leases	4%	4%

The components of the finance lease cost are as follows:

	For the years ended 31 March,
	2024	2025	2026	2026
	S$	S$	S$	US$
Finance lease cost:
Depreciation of property, plant and equipment	219,170	270,036	322,117	249,684
Interest on finance lease (Included in interest expense)	80,461	39,858	44,666	34,623
	299,631	309,894	366,783	284,307

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — CONCENTRATION AND RISKS

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the years ended March 31,
	2024	2025	2026	2026
	S$	S$	S$	US$
Amount of the Company’s revenue
Customer A	6,168,565	4,542,669	5,877,686	4,555,993

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable, net:

	As of March 31,
	2025	2026	2026
	S$	S$	US$
Amount of the Company’s accounts receivable, net
Customer A	2,089,269	2,612,794	2,025,264
Customer B	-	2,391,390	1,853,647

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the years ended March 31,
	2024	2025	2026	2026
	S$	S$	S$	US$
Amount of the Company’s purchases
Supplier X	3,524,287	3,679,941	3,671,774	2,846,116
Supplier Y	3,482,538	3,852,349	3,851,140	2,985,149

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total accounts payable:

	For the years ended March 31,
	2025	2026	2026
	S$	S$	US$
Amount of the Company’s accounts payable
Supplier X	809,796	1,227,107	951,172
Supplier Y	953,941	1,183,602	917,450

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, loan receivable, investments, amount due from related parties and other current assets. As of March 31, 2026 and 2025, all of the Company’s cash and cash equivalents were held in financial institutions with high credit ratings and quality in Singapore. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — CONCENTRATION AND RISKS (cont.)

Loan receivables due from third party, potentially expose the Company to concentrations of credit risk. As of March 31, 2026 and 2025, loan receivables due from third party are of high credit ratings and quality. Management believes that these third party are of high credit quality and continually monitors the credit worthiness of these third party.

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

As at the reporting date, if the interest rates had been 50 basis points higher/lower with all other variables held constant, the Company’s profit before tax would have been approximately S$20,000 (US$15,000) lower/higher arising mainly as a result of higher/lower interest expense on bank loans.

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

Note 20 — COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such a claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

In the opinion of management, there were no pending or threatened claim and litigation as of March 31, 2026 and 2025, and through the issuance date of these consolidated financial statements.

RECTITUDE HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — SEGMENT INFORMATION

The Company applies ASC 280, Segment Reporting, in determining its reportable segments. The Company manages its business under one operating segment and does not allocate its assets to different reporting segments for management reporting purposes.

The following table presents significant expense categories for the years ended March 31, 2024, 2025 and 2026.

	March 31
	2024	2025	2026	2026
	S$	S$	S$	US$
Revenue	41,353,555	43,796,144	51,263,918	39,737,227
Cost of sales	(26,645,034)	(29,057,985)	(34,774,738)	(26,955,638)
Gross profit	14,708,521	14,738,159	16,489,180	12,781,589
Payroll expense	(5,461,072)	(6,511,571)	(7,101,007)	(5,504,346)
Retail outlets related expenses	(1,198,434)	(1,683,253)	(1,831,427)	(1,419,630)
Other segment expenses*	(4,693,606)	(4,305,470)	(3,965,461)	(3,073,827)
Net income	3,355,409	2,237,865	3,591,285	2,783,786

*	Other segment expenses include research and development expenses, selling and marketing expenses and general and administrative expenses other than payroll expense and retail outlets related expenses.

Note 22 — SUBSEQUENT EVENTS

The Company has considered all events from March 31, 2026 through July 30, 2026, which is the date that these consolidated financial statements are available to be issued. Other than described below, there are no material subsequent events that require disclosure in these consolidated financial statements.

Subsequent to the financial year end and up to the date of these financial statements, the Company issued 982,750 ordinary shares to employees of the Company in connection with grants under the 2026 Equity Incentive Plan.